Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: April 17, 2001



         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and First Union and Wachovia will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in the proxy statement, dated March 13, 2001, for First Union's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 19, 2001, for Wachovia's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

    *************************************************************************

THE FOLLOWING IS A TRANSCRIPT OF FIRST UNION'S AND WACHOVIA'S ANALYST CONFERENCE HELD ON APRIL 16, 2001

APRIL 16, 2001
INVESTOR CONFERENCE
FIRST UNION-WACHOVIA MERGER ANNOUNCEMENT

       >>MS. LEHMAN: I'M ALICE LEHMAN, MANAGING DIRECTOR OF INVESTOR RELATIONS, CORPORATE COMMUNICATIONS AND COMMUNITY DEVELOPMENT. I WOULD LIKE TO WELCOME YOU TO THE MEETING TO DISCUSS THE MERGER OF WACHOVIA CORPORATION AND FIRST UNION.
      BEFORE BUD BAKER, CHAIRMAN AND CEO OF WACHOVIA CORPORATION, KEN THOMPSON, CHAIRMAN AND CEO OF FIRST UNION, AND BOB KELLY, CHIEF FINANCIAL OFFICER OF FIRST UNION, BEGIN, I MUST TAKE CARE OF A FEW HOUSEKEEPING DETAILS.
       ONE, PLEASE HOLD ALL QUESTIONS UNTIL THE Q&A. NUMBER TWO, SINCE MANY INVESTORS ARE JOINING US REMOTELY, WE WILL ALTERNATE QUESTIONS FROM THE FLOOR AND FROM THE PHONE. BASICALLY, WE'RE GOING TO TRY TO DO FIVE FROM THE FLOOR AND THEN FIVE FROM THE PHONE.
      THREE, PRIOR TO ASKING YOUR QUESTION, PLEASE IDENTIFY YOURSELF AND YOUR FIRM, AND ALSO WAIT FOR A MICROPHONE SO THAT FOLKS ON THE PHONE WILL BE ABLE TO HEAR THE QUESTIONS THAT YOU'RE ASKING.
       FINALLY, OUR LAWYERS HAVE ASKED THAT I REMIND YOU THAT ANY FORWARD-LOOKING STATEMENTS MADE DURING THIS PRESENTATION ARE SUBJECT TO RISK AND UNCERTAINTY, AND FACTORS THAT COULD CAUSE OUR RESULTS TO DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS ARE SET FORTH IN OUR PUBLIC REPORTS FILED WITH THE SEC INCLUDING OUR CURRENT REPORT ON FORM 8K, DATED APRIL 16, 2001. WITHOUT FURTHER ADO, I'D LIKE TO TURN THE PODIUM OVER TO BUD BAKER, CHAIRMAN AND CEO OF WACHOVIA CORPORATION.

       >>MR. BAKER: THANK YOU VERY MUCH, AND THANK ALL OF YOU FOR COMING TO BE WITH US THIS MORNING. TWO WEEKS AGO, I THINK -- A NUMBER OF WEEKS AGO, WE MET WITH MANY OF YOU AND SPENT AN INTENSE 24 HOURS TALKING ABOUT WACHOVIA'S STRATEGY. NOW WE ARE ANNOUNCING A MERGER, AND WE ARE PLEASED WITH IT.
       I WANT TO TELL YOU HOW WE GOT FROM THERE TO HERE AND WHY WE ARE SO EXCITED ABOUT THIS COMBINATION. IN THE PAST, WHENEVER I HAVE CONSIDERED THE POSSIBILITY OF A MERGER, THIS POSSIBILITY OF THE COMBINATION WITH FIRST UNION HAS ALWAYS BEEN MY FAVORITE. THE ONLY QUESTION WAS HOW COULD IT BE DONE IN A WAY THAT MADE SENSE FOR OUR CUSTOMERS, AND OUR SHAREHOLDERS AND OUR PEOPLE. IN REALITY, OUR CULTURES ARE REALLY VERY CLOSE. OUR STRATEGIC PLANS ARE VERY SIMILAR. IF YOU PUT THEM DOWN SIDE BY SIDE TODAY, YOU HAVE A SENSE THAT THEY WERE WRITTEN FOR THE SAME COMPANIES.
       IN REALITY, AT THE CORE OF EACH OF OUR COMPANIES IS A SUBSTANTIAL CORPORATE BANK AND CAPITAL MARKETS EFFORT, A WONDERFUL BUSINESS AND RETAIL BANKING AND THE POTENTIAL FOR THE PREMIER WEALTH MANAGEMENT COMPANY IN AMERICA. FIRST UNION HAS SO MANY STRENGTHS THAT I CANNOT LIST THEM ALL TODAY, BUT THEY INCLUDE A GREAT DISTRIBUTION SYSTEM; ENVIABLE MUTUAL FUNDS; A WONDERFUL ASSET MANAGEMENT OPERATION; VERY STRONG CAPITAL MARKETS BUSINESSES.
       WACHOVIA HAS A PREMIERE CUSTOMER LIST. WE HAVE CAPITAL STRENGTH. WE HAVE A STRONG RISK CULTURE. WE HAVE A RELATIONSHIP CULTURE. WE'RE VERY GOOD IN THINGS LIKE TREASURY SERVICES AND CASH MANAGEMENT.
       AND ALL OF THESE THINGS FIT TOGETHER EXTREMELY WELL IN THE PUZZLE WE WILL WORK ON IN THE MONTHS AHEAD.

       WE HAVE EXCELLENT TECHNOLOGY ON BOTH SIDES, AND OUR CORE MARKETS IN THE SOUTHEAST AND IN THE EASTERN ATLANTIC STATES ARE EXTREMELY STRONG, AND IN MY OPINION, WILL BE SO FOR THE NEXT SEVERAL DECADES.
       BUT I MAKE THE POINT TO YOU NOW THAT TOGETHER - COMBINED AS THE NEW WACHOVIA - WE ARE NOT JUST BIG. IT IS IMPORTANT TO REMEMBER THAT WE HAVE THE PIECES. THEY ARE THERE TO BE ASSEMBLED AND THAT STRATEGICALLY THEY FIT TOGETHER VERY WELL. AND AT THE END OF THE DAY, WE WILL HAVE EXTRAORDINARY CUSTOMER DENSITY IN VERY GOOD KEY MARKETS.
       TOGETHER, WE WILL HAVE IMPACT IN THESE MARKETS.
       WE HAVE THE CAPITAL TO HAVE IMPACT.
       WE HAVE THE MANAGEMENT TEAM TO MAKE THAT IMPACT HAPPEN.
       THIS IS NOT YOUR EVERYDAY MERGER. THIS, I BELIEVE, IS A NEW MODEL FOR A NEW STEP FORWARD IN FINANCIAL SERVICES. THIS IS A NEW SUPER-REGIONAL. WE ARE IN OUTSTANDING MARKETS WITH OUTSTANDING CUSTOMERS. WE HAVE VERY GOOD TURF ON WHICH TO PLAY.
       WE ARE IN THE RIGHT BUSINESSES, AND WE ARE CAPABLE, VERY CLEARLY, OF PUTTING THOSE BUSINESSES TOGETHER. WE HAVE AN INTENSE DEPTH OF TALENT BETWEEN OUR TWO COMPANIES, AND WE WILL, AT THE END OF THE DAY, BE A VERY STRONG PRESENCE IN THE MARKET.
       THE COMPANY WILL DEVELOP STRONG STRATEGIES. THE BROAD STROKES OF THE STRATEGY ARE FORMIDABLE CORPORATE BANKING, STRONG RETAIL, PREMIERE WEALTH MANAGEMENT. WE WILL HAVE CRITICAL MASS. WE WILL HAVE A RELATIONSHIP FOCUS, AND WE WILL EMBRACE THE CUSTOMER.
       AND, FINALLY, THERE'S AN EXTRAORDINARY EFFORT IN INTEGRATION THAT HAS ALREADY GONE ON AND HIGH ATTENTION WHICH HAS BEEN FOCUSED ON EXECUTION. EXECUTION WILL BE VERY IMPORTANT TO US AND TO YOU. I REMIND YOU THAT THERE ARE SOME VERY GOOD MODELS OF SOUND EXECUTION AND SOUND INTEGRATION. THERE ARE COMPANIES WHO HAVE DONE THIS VERY WELL.
WE HAVE STUDIED THEIR METHODS AND THEIR TECHNIQUES, AND WE WILL FOLLOW THOSE.
       IT SHOULD BE REMEMBERED THAT WE ALSO DO SOME THINGS WELL, AND WE HAVE LEARNED OUR OWN LESSONS. WE HAVE STUDIED THOSE. THIS WILL BE AN ORDERLY, GRADUAL APPROVAL FOR EXECUTION.
       SO I CONCLUDE MY REMARKS BY SAYING, THIS IS A GREAT TRANSACTION, IN MY OPINION. AND IT IS GOING TO BE AN EXCITING, NEW COMPANY - THE NEW WACHOVIA. AND, NOW, IT IS MY PLEASURE TO INTRODUCE SOMEONE WHOM I HAVE COME TO KNOW WELL, AND TO REGARD WITH AFFECTION AND RESPECT, KEN THOMPSON.

       >>MR. THOMPSON: GOOD MORNING. I JUST WANT TO START BY SAYING THAT I HAVE ADMIRED BUD BAKER FOR YEARS, AND AS WE HAVE GOTTEN TOGETHER AND TALKED ABOUT THE POSSIBILITY OF THIS TRANSACTION AND NEGOTIATED THIS TRANSACTION, MY ADMIRATION HAS REALLY TURNED INTO DEEP RESPECT, AND I THINK THAT BUD AND I WILL BE TREMENDOUS PARTNERS AS WE GO FORWARD WITH THIS COMBINATION, AND I THINK THAT WILL MAKE THIS INTEGRATION EFFORT SOMETHING THAT WILL BE VERY, VERY SUCCESSFUL.
       I AM TREMENDOUSLY EXCITED ABOUT THIS TRANSACTION. I THINK IT REPRESENTS AN EXCEPTIONAL STRATEGIC FIT, AND IT ALSO IS A COMPELLING BOOST FOR SHAREHOLDER VALUE FOR THE SHAREHOLDERS OF BOTH SIDES.
       IT'S A DIFFERENT TRANSACTION, AND I THINK A SUPERIOR PROPOSITION TO OTHER DEALS THAT HAVE TAKEN PLACE IN THIS INDUSTRY OVER THE LAST SEVERAL YEARS, AND, CERTAINLY, FROM OTHER DEALS THAT WE'VE DONE IN MY OWN COMPANY.
       ON THIS NOTE, I WANT TO TAKE A SECOND AND ASSURE YOU THAT WE ARE NOT ABOUT TO REVERT TO PAST PRACTICES OF DILUTIVE ACQUISITIONS. THAT IS NOT WHAT WE'RE SAYING HERE. RATHER, WE'RE SAYING THAT WE'RE NOT INTERESTED IN GROWTH FOR GROWTH'S SAKE, BUT WE ARE VERY INTERESTED IN CAREFULLY

EXECUTING A STRATEGIC PLAN, WHICH WILL DELIVER STANDOUT EARNINGS PER SHARE GROWTH, WHICH WILL STRENGTHEN OUR CORE BUSINESS LINES AND WHICH WILL SHIFT EARNINGS OVER TIME TO HIGHER GROWTH BUSINESSES. NOW, THE WACHOVIA/FIRST UNION DEAL, I THINK, ADVANCES EACH OF THOSE THREE OBJECTIVES.
      FIRST, IN ORDER TO DELIVER EPS ACCRETION AND A HIGHLY ATTRACTIVE INTERNAL RATE OF RETURN, THIS DEAL WORKS. WE HAVE VERY CONSERVATIVE ASSUMPTIONS IN THE DEAL. WE'VE GOT NO REVENUE SYNERGIES, ZERO DOLLARS FOR INCREASED REVENUE AS A RESULT OF THE COMBINATION OF THE TWO COMPANIES, AND WE'VE GOT VERY MODEST COST SAVES IN THE TRANSACTION.
        SECOND, EACH OF OUR CORE BUSINESSES - THIS TRANSACTION WILL SPUR IMPROVED EFFICIENCIES OVER A GREATLY EXPANDED CUSTOMER BASE, AND THAT WILL SOLIDIFY OUR DISTRIBUTION ADVANTAGE THAT WE HAVE UP AND DOWN THE EAST COAST.
       BUT, MORE IMPORTANTLY, THIS COMBINATION FITS IN EXTREMELY WELL WITH OUR FOCUS ON GROWING FASTER GROWING PARTS OF OUR BUSINESS, THE CAPITAL MANAGEMENT AREA, THE ASSET MANAGEMENT AREA, WEALTH MANAGEMENT AND CAPITAL MARKETS.
        INITIALLY, AS YOU PUT THE TWO COMPANIES TOGETHER, PROFITS FROM THOSE FAST-GROWING LINES WILL BE LESS A PERCENTAGE THAN BEFORE, BUT IN REALITY, THAT WILL BE TEMPORARY, AND THE COMBINATION OF THIS LARGE CUSTOMER BASE WITH INCREASED CROSS-SELL OPPORTUNITIES OF PRODUCTS FROM BOTH SIDES AND BECAUSE WE WILL BE GENERATING SIGNIFICANT EXCESS CAPITAL WITH THE COMBINATION OF THE COMPANIES, WE WILL HAVE A CHANCE TO REINVEST THAT EXCESS CAPITAL INTO THESE GROWTH LINES OF BUSINESS. SO, IN SHORT, WE ARE COMMITTED TO DELIVERING A SUPERIOR EARNINGS MIX, AND WE THINK WE HAVE SET OUR GROWTH POTENTIAL APART FROM OUR PEERS.
       NOW, LET'S TAKE A CLOSER LOOK AT THE NEW COMPANY THAT'S GOING TO BE CREATED. I THINK IT IS SAFE TO SAY THAT WE ARE CREATING A REGIONAL RULER ON THE EAST COAST WITH SCALED NATIONAL BUSINESSES. WE WILL HAVE THE NUMBER ONE RETAIL BANK FROM CONNECTICUT TO FLORIDA. WE WILL HAVE TREMENDOUS MARKET SHARE AND MOST OF THAT MARKET SHARE IS IN FAST-GROWING REGIONS. WE WILL HAVE A PREMIERE WEALTH MANAGEMENT AND BROKERAGE FRANCHISE. PRODUCT LINE, DISTRIBUTION AND CUSTOMERS COMBINED.
       WE  WILL  HAVE  A  STRENGTHENED   MIDDLE-MARKET   FOCUSED  CORPORATE  AND
INVESTMENT   BANKING  GROUP,  WHERE  THERE  WILL  BE  LITTLE  NEED  FOR  FURTHER
SIGNIFICANT INVESTMENT IN OUR FIXED COSTS THERE, AND WE WILL HAVE A TRANSACTION THAT SHOULD BE FINANCIALLY LEVERAGING TO THAT PART OF OUR BUSINESS. IT'S A LOW-RISK DEAL. IT'S A MARKET FOR MARKET MERGER OF EQUALS. IT'S IN-MARKET.
       THERE WILL BE SIGNIFICANT EFFICIENCIES, ALTHOUGH WE ARE BEING VERY CONSERVATIVE IN ESTIMATING THOSE EFFICIENCIES.
       AS BUD SAID, WE WILL TAKE A MEASURED APPROACH TO INTEGRATION. THE ECONOMICS OF THE DEAL ALLOW US TO TAKE TIME TO INTEGRATE THESE COMPANIES, AND WE WILL TAKE CARE OF CUSTOMERS AS WE DO IT SO THERE SHOULD BE NO CUSTOMER LOSS.
       WE'VE ALREADY GOT KEY MANAGEMENT IN PLACE, AND WE'VE GOT A VERY STRONG BALANCE SHEET WITH ENHANCED RESERVES AS A RESULT OF THE TRANSACTION.
       THIS SLIDE SHOWS THE SEASONED MANAGEMENT TEAM THAT WILL COMPOSE THE KEY MANAGEMENT COMMITTEE OF THE COMBINED COMPANIES. WHAT I WANT YOU TO NOTICE IS THERE'S A MIXTURE OF PEOPLE FROM BOTH SIDES.
       AS BUD AND I PUT THIS TOGETHER, WE MADE AN AGREEMENT THAT WE WOULD TALK STRAIGHT-FORWARD, CANDID AND BE TOTALLY HONEST, AND WE THINK WE HAVE PICKED EXCELLENT EXECUTIVES TO MAN THESE AREAS, AND WE ARE READY TO

GO. WE HAVE ALREADY NOT ONLY SET THESE POSITIONS, BUT SCORES OF OTHER POSITIONS WITHIN THE COMPANY, SO THAT WE CAN GET STARTED QUICKLY. WE WILL HAVE OUR FIRST MERGER INTEGRATION MEETING WEDNESDAY OF THIS WEEK, AND THAT MERGER INTEGRATION WILL BE CHAIRED BY DAVID CARROLL FROM THE FIRST UNION SIDE, AND BY BOB MCCOY FROM THE WACHOVIA SIDE, AND I THINK THE OTHER THING I WOULD LIKE YOU TO NOTICE IS THERE ARE, WITH THE EXCEPTION OF CAPITAL MARKETS - WHERE FIRST UNION HAD CO-HEADS - THERE ARE NO CO-HEADS HERE. WE HAVE SET POSITIONS. WE HAVE PEOPLE THAT WILL BE RESPONSIBLE, AND WE ARE MOVING FORWARD.
       NOW, I WANT TO EMPHASIZE AGAIN, AS I SAID EARLIER, THAT WE ARE NOT TALKING ABOUT GETTING BIGGER HERE. THIS IS NOT ABOUT GETTING BIGGER. IT'S ABOUT CREATING STRENGTH AND CREATING VALUE FOR SHAREHOLDERS. WE WILL HAVE THE PRODUCT BREADTH AND DEPTH AND INCREDIBLY STRONG DISTRIBUTION IN OUR MARKETPLACE AS WONDERFUL DEMOGRAPHICS.
       THE NEW MANAGEMENT TEAM IS COMPATIBLE AND COMPLIMENTARY, AND WE THINK THAT WE'VE GOT THE CHANCE TO LEVERAGE THE BEST OF BOTH ORGANIZATIONS, AND WE WILL MAINTAIN FINANCIAL DISCIPLINE AS WE DO THIS.
       LET ME REITERATE WHY THIS TRANSACTION IS DIFFERENT FROM THE OTHER TRANSACTIONS IN THE PAST.
       IT'S A NEW PARADIGM TRANSACTION. IT WILL BE IMMEDIATELY ACCRETIVE TO THE CASH EPS FOR ALL SHAREHOLDERS.
       THE INTERNAL RATE OF RETURN ON THIS TRANSACTION EXCEEDS 20% FOR WACHOVIA AND FIRST UNION, AND ALL OF OUR ASSUMPTIONS ARE VERY CONSERVATIVE.
     WE'RE TALKING ABOUT COST SAVES THAT EQUAL ONLY 8% OF THE COMBINED EXPENSES OF THE TWO COMPANIES.
       AGAIN, WE HAVE NO REVENUE ENHANCEMENTS IN THE NUMBERS THAT YOU WILL LOOK AT, AND WE'VE GIVEN NO CREDIT TO SIGNIFICANT INVESTABLE EXCESS CAPITAL THAT WILL BE GENERATED AS A RESULT OF THE TRANSACTION.
       AND, FINALLY, AGAIN, I SAY WE WILL TAKE A MEASURED APPROACH TO INTEGRATION. THE DEAL ECONOMICS ARE GOOD ENOUGH THAT IT ALLOWS US TO GO SLOWLY AND MAKE SURE THAT WE ARE NOT AHEAD OF OUR CUSTOMERS.
       IN SHORT, IT'S AN IN-MARKET, LOW EXECUTION RISK TRANSACTION.
       AND HERE'S THE MERGER SUMMARY. THE NAME WILL BE WACHOVIA. THE ACCOUNTING FOR THIS TRANSACTION WILL BE PURCHASE ACCOUNTING. WE'LL HAVE A 2 FOR 1 EXCHANGE RATIO. THE DIVIDEND WILL BE SET AT THE FIRST UNION DIVIDEND RATE. BUD BAKER WILL BE CHAIRMAN. I WILL BE PRESIDENT AND CEO, AND OUR BOARDS WILL BE...OUR BOARD WILL BE 50% FIRST UNION DIRECTORS, 50% WACHOVIA DIRECTORS.
        WE EXPECT VERY LOW DIVESTITURE REQUIREMENTS, AND THAT IS ANOTHER BEAUTY OF THIS TRANSACTION. WE THINK SOMEWHERE BETWEEN $1.5 BILLION TO $2 BILLION OF DEPOSIT DIVESTITURES, AND WE WILL MOVE QUICKLY TO GET THIS CONSUMMATED. WE BELIEVE THAT IT WILL BE CONSUMMATED IN THE THIRD QUARTER OF THIS YEAR.
       WE WILL ALSO, PRECLOSING, PAY A 48 CENTS PER SHARE DIVIDEND TO THE OLD WACHOVIA SHAREHOLDERS.
       AGAIN, THE DEAL IS LOW RISK AND WILL GIVE US HIGH REWARDS IN EACH OF OUR BUSINESS LINES - AND LET'S FOCUS JUST FOR A SECOND ON THAT. IT CREATES ADDITIONAL STRENGTHS FOR BOTH OF US IN OUR RETAIL BANKS.
       WE WILL HAVE COMMANDING EAST COAST MARKET SHARE AS A RESULT OF THIS COMBINATION, AND WE WILL HAVE MULTIPLE WAYS TO APPROACH THOSE CUSTOMERS.
       AND WE WILL GET GREAT IN-MARKET SYNERGIES, AND AS A RESULT, INCOME FROM RETAIL BANKING SHOULD IMPROVE FAIRLY SIGNIFICANTLY.
       IN OUR BROKERAGE AND WEALTH MANAGEMENT AREA, AN AREA THAT WE ARE BOTH INTENT ON GROWING, THE BROAD FIRST UNION CAPITAL MANAGEMENT

PRODUCT LINE AND THE WACHOVIA PRIVATE BANKING AND TRUST CAPABILITIES COMBINE BEAUTIFULLY ON A LARGER CUSTOMER BASE TO GIVE US MUCH EXPANDED REACH WITH OUR CUSTOMERS, AND WE THINK THAT IMPROVES OUR OPPORTUNITIES IN CAPITAL MANAGEMENT AND WEALTH MANAGEMENT.
       AND IN THE CORPORATE AND INVESTMENT BANKING AREA, AGAIN, IT'S AN IMPORTANT MARKET FOR US. WE HAVE SPENT A LOT OF MONEY BUILDING THAT INFRASTRUCTURE. WE ARE NOW BRINGING MORE CUSTOMERS TO THAT INFRASTRUCTURE, AND I THINK THAT THE OPPORTUNITY FOR FINANCIAL LEVERAGE THERE WILL BE SIGNIFICANT AS WE WILL BE FOCUSING ON RAROC AND IMPROVING RETURNS.
       FINANCIALLY, CASH EPS WILL BE IMPROVED. THE GROWTH RATE OF NET INCOME WILL BE IMPROVED.
       RESERVE COVERAGE WILL BE IMPROVED, AND THE CAPACITY TO GENERATE EXCESS CAPITAL WILL BE GREATLY ENHANCED.
       I'D LIKE FOR TO YOU TAKE A SECOND TO FOCUS ON THIS PAGE. I THINK THIS IS AN IMPORTANT PAGE BECAUSE BOTH COMPANIES HAVE EMPHASIZED GROWING THE PERCENTAGE OF PROFITS FROM HIGH-GROWTH BUSINESSES.
       THAT IS, THE CAPITAL MANAGEMENT, WEALTH MANAGEMENT, INVESTMENT BANKING PRODUCT LINE, AND THIS TRANSACTION IS NOT, I REPEAT, IT IS NOT A CHANGE IN THAT DIRECTION.
       THIS DEAL ONLY IMPROVES OUR ABILITY TO ACCELERATE GROWTH IN THE CAPITAL MANAGEMENT, WEALTH MANAGEMENT PRODUCT LINE.
       WE BRING MORE CUSTOMERS TO THE TABLE.
       IT INCREASES OUR OPPORTUNITY TO CROSS-SELL THE PRODUCT LINE THAT WE HAVE BOTH BUILT. WE'VE GOT MORE CAPITAL BEING GENERATED, AND WE WILL USE THAT CAPITAL TO INVEST IN ASSET MANAGEMENT AND WEALTH MANAGEMENT BUSINESSES.
       IN FACT, WE BELIEVE THAT THE SUPERIOR DISTRIBUTION THAT THIS COMPANY WILL HAVE WILL BE A MAGNET TO OTHER ASSET MANAGEMENT COMPANIES WHO ARE LOOKING FOR DISTRIBUTION IN THIS ENVIRONMENT.
       I WANT TO TAKE A MINUTE TO AFFIRM FOR YOU THE GOALS FOR OUR THREE CORE BUSINESSES. WE THINK THAT OUR RETAIL BANK - OUR COMBINED RETAIL BANK AT THE NEW WACHOVIA - CAN GROW AT A 7% TO 9% RATE OF NET INCOME.
       THIS IS BETTER THAN WHAT WE TOLD YOU AT FIRST UNION A YEAR AGO. WE FEEL BETTER ABOUT WHAT'S GOING ON IN OUR RETAIL BANK. WE THINK THE EFFICIENCIES OF THIS OPERATION AND THE STRENGTH THAT WACHOVIA OBVIOUSLY BRINGS IN THIS AREA GIVE US CONFIDENCE THAT WE CAN INCREASE THE GROWTH RATE.
       WE BELIEVE THAT BROKERAGE AND WEALTH MANAGEMENT CAN GROW OVER THE CYCLE AT A 15% PLUS RATE. THIS DEAL ONLY HELPS THAT.
       AND IN OUR CORPORATE AND INVESTMENT BANKING AREAS, WE ARE SAYING THAT WE WILL GROW AT A 10% RATE OVER TIME BECAUSE WE WILL BE CONCENTRATING ON RAROC. WE WILL BE CONCENTRATING ON USING ONLY THE RIGHT AMOUNT OF CAPITAL IN THAT BUSINESS, AND WE WILL BE FOCUSED ON PROFITABILITY.
       WE THINK CASH EPS GROWTH RATE, FOR THE COMBINED COMPANY GOING FORWARD, SHOULD BE A 10 TO 12% PLUS KIND OF RATE. CASH RETURN ON EQUITY SHOULD BE IN THE 16 TO 20% RANGE, AND CASH RETURN ON TANGIBLE EQUITY, WHICH WE WILL START REPORTING TO YOU BECAUSE IT'S THE SAME FOR BOTH PURCHASE AND POOLING ACCOUNTING, SHOULD BE IN THE 25 TO 30% RANGE.
       JUST LOOK AT THIS SLIDE AND LOOK AT THE STRENGTH OF THE FOOTPRINT THAT WE WILL COVER IN THE NEW WACHOVIA.
       WE WILL CLEARLY BE THE NUMBER ONE RETAIL BANK FROM CONNECTICUT TO FLORIDA. WE WILL HAVE COMMANDING MARKET SHARE IN NORTH CAROLINA WHERE WE'RE NUMBER ONE, SOUTH CAROLINA, NUMBER ONE. VIRGINIA, NUMBER ONE. EASTERN PENNSYLVANIA, NUMBER ONE. GEORGIA, NUMBER ONE.
       AND A VERY STRONG NUMBER TWO IN FLORIDA AND NEW JERSEY.

       THIS MARKET SHARE NOT ONLY HELPS US IN RETAIL BANKING, IT ALSO WILL BE A BIG BOOST FOR OUR AFFLUENT BANKING, OUR WEALTH MANAGEMENT AND OUR ASSET MANAGEMENT BUSINESSES.
       AND NOT ONLY IS OUR MARKET SHARE HIGH IN THESE AREAS, BUT IT'S ALSO HIGH IN RAPIDLY-GROWING PARTS OF THE COUNTRY. WE WILL HAVE NUMBER ONE MARKET SHARE IN 8 OF THE TOP 15 MSAs IN OUR FOOTPRINT.
       STUNNINGLY, 90% OF OUR DEPOSITS WILL BE IN MSAs WHERE THE COMBINED COMPANY WILL RANK NUMBER ONE, TWO OR THREE IN MARKET SHARE. AND THIS IMPROVED MARKET POSITION AND POTENTIAL EFFICIENCIES WILL DRIVE GROWTH IN OUR RETAIL BANK.

       WE WILL BE A DISTRIBUTION POWERHOUSE. THERE WILL BE NUMEROUS WAYS FOR US TO GO TO MARKET WITH THE NEW WACHOVIA. WE'LL BE THE NUMBER THREE BANK IN
BRANCHES IN THE COUNTRY WITH 2,900 BRANCHES. WE WILL BE THE 6TH LARGEST BROKERAGE NETWORK WITH OVER 600 OFFICES. WE WILL HAVE MORE ATMs THAN ALL BUT 5 FINANCIAL INSTITUTIONS.
       WE WILL HAVE THE NUMBER 2 ON-LINE BANKING PRESENCE IN THE COUNTRY WITH 3 MILLION CUSTOMERS.
       I'M TRULY EXCITED ABOUT THE FACT THAT WE'LL HAVE 133 PRIVATE CLIENT HIGH NET WORTH OFFICES UP AND DOWN THE EAST COAST, AND WE WILL HAVE A LEADING DIRECT TELEPHONE BANK, WHICH HAS THE CAPACITY TO TAKE 150 MILLION CALLS A YEAR, AND THIS IS MORE THAN A SERVICING FUNCTION. IT IS A SELLING OPERATION, AS WELL. SO WE'VE GOT TAILORED DELIVERY FOR ABOUT 19 MILLION CUSTOMERS.
       AND WE'LL HAVE TRUE SCOPE IN THE BROKERAGE AND WEALTH MANAGEMENT AREA. I WON'T GO OVER EACH OF THESE STATISTICS, BUT THEY ARE IMPRESSIVE. SIGNIFICANT ASSETS UNDER MANAGEMENT. ABOUT $100 BILLION IN MUTUAL FUND ASSETS AND $15 BILLION IN ULTRA HIGH NET WORTH ASSETS, AND WE WILL CONTINUE TO TAKE THE CAPITAL THAT WE ARE GENERATING IN OUR BUSINESS, AND THIS WILL BE A TARGET AREA FOR INVESTMENT FOR US GOING FORWARD BECAUSE WE THINK WE CAN GROW EARNINGS THERE AT A 15% PLUS RATE.
       WE WILL HAVE, AS I JUST SAID, MORE CUSTOMERS, MORE PRODUCT, AND A GREATER CROSS-SELL OPPORTUNITY IN THIS BUSINESS, AND OVER TIME, AS I JUST MENTIONED, WE BELIEVE CONFIDENTLY IN A 15% PLUS GROWTH RATE.
       NOW, IN OUR COMBINED CORPORATE AND INVESTMENT BANK, WE WILL BE A SIGNIFICANT LEADER UP AND DOWN THE EAST COAST IN CORPORATE AND MIDDLE MARKET RELATIONSHIPS.
       WACHOVIA HAS A STELLAR REPUTATION IN TREASURY SERVICES AND CASH MANAGEMENT, AND WE'VE GOT A WONDERFUL OPPORTUNITY TO CROSS-SELL THAT INTO THE LARGE FIRST UNION CUSTOMER BASE.
       AND FIRST UNION HAS BUILT FULL SERVICE INVESTMENT BANKING CAPABILITIES, HAS SPENT A LOT OF MONEY DOING IT, AND WE'VE GOT MORE CUSTOMERS, AS I'VE SAID EARLIER, NOW TO SPREAD OVER THAT FIXED-COST BASE SO WE THINK WE HAVE LEVERAGED SIGNIFICANTLY THE PLATFORM THAT WE HAVE BOTH BUILT IN CORPORATE AND INVESTMENT BANKING.
       WE WILL MAINTAIN OUR STRATEGIC FOCUS IN THE CORPORATE MARKET BY -- AND LET ME STRESS, WE WILL BE FOCUSED ON MIDDLE MARKET GROWTH COMPANIES. WE'RE NOT TRYING TO COMPETE WITH THE GOLDMAN SACHS AND MORGAN STANLEYS OF THE WORLD.
       WE WILL HAVE AN INDUSTY ALIGNED CORPORATE AND INVESTMENT BANK. AND THEY WILL WORK WELL TOGETHER, AND WE WILL LEVERAGE OUR IN-FOOTPRINT ADVANTAGE. OUR MARKET SHARE OF MIDDLE MARKET COMPANIES ON THE EAST COAST IS GOING TO BE SIGNIFICANT.
       SECONDLY, WE WILL ACTIVELY MANAGE CREDIT RELATIONSHIPS. WE'VE GOT ABOUT A 13% OVERLAP IN OUTSTANDINGS WHERE BOTH COMPANIES DEAL WITH THE SAME CUSTOMERS, AND OUR PLAN WILL BE TO USE ACTIVE PORTFOLIO MANAGEMENT TO MANAGE THAT SITUATION. WE WILL USE CREDIT DERIVATIVES. WE WILL USE PARTICIPATIONS. WE WILL USE WHOLE LOAN SALES, AND WE WILL ACTIVELY MANAGE

THAT PORTFOLIO. AND BOTH COMPANIES, BY THE WAY, ARE ALREADY WORKING ON IMPROVING RAROC RELATIONSHIPS IN OUR CORPORATE AND INVESTMENT BANKS.
        THIRD, WE WILL DEEPEN AND ENHANCE OUR CORPORATE AND INVESTMENT BANKING BUSINESSES BY FOCUSING ON AREAS WHERE ONE OF US BRINGS CUSTOMERS AND THE OTHER BRINGS PRODUCTS. AND I JUST WANT TO TOUCH ON TWO EXAMPLES FOR YOU.
        FIRST, IS THE TREASURY SERVICES/CASH MANAGEMENT AREA. IT WAS CLEAR TO US AS WE LOOKED AT WACHOVIA THAT THEY HAVE DONE A MUCH BETTER JOB THAN FIRST UNION AT SELLING TREASURY SERVICES TO SMALL AND MIDDLE MARKET COMPANIES. FIRST UNION HAS TREMENDOUS MARKET SHARE IN THOSE AREAS, AND WE THINK THERE'S A SIGNIFICANT LIFT TO SELLING THE WACHOVIA MARKET PRODUCT THERE.
       THE SECOND AREA WOULD BE IN THE CAPITAL MARKETS AREA AND DERIVATIVES. FIRST UNION HAS ROUGHLY $700 BILLION OF NOTIONAL DERIVATIVES. WACHOVIA HAS ABOUT $12 BILLION. WE THINK WE'VE GOT A TREMENDOUS OPPORTUNITY TO SELL OUR DERIVATIVE PRODUCTS LINE TO WACHOVIA CUSTOMERS TO MANAGE INTEREST RATE RISKS, AND SO THE COMBINATION OF THESE THINGS MAKES US COMFORTABLE THAT WE CAN TARGET A 10% GROWTH RATE IN OUR CORPORATE AND INVESTMENT BANK.
        WELL, THAT'S AN OVERVIEW STRATEGICALLY OF WHAT WE'RE TRYING TO DO, AND NOW I'M GOING TO TURN IT OVER TO BOB KELLY, THE CHIEF FINANCIAL OFFICER OF THE NEW WACHOVIA, TO WALK YOU THROUGH THE DEAL.

       >>MR. KELLY: GOOD MORNING, EVERYONE. THANK YOU, KEN. WE'RE GOING TO PAGE 18.
       WE SHOULD PROBABLY BACK UP FOR JUST A SECOND AND TALK A LITTLE BIT ABOUT, JUST FOR A MOMENT, WHAT OUR OVERRIDING FINANCIAL PHILOSOPHY IS BEFORE WE GET BACK TO THE TRANSACTION.
       FIRSTLY, WE ARE VERY FOCUSED ON OUR EXPENSE CONTROL AND DRIVING MORE OF AN EXPENSE MANAGEMENT CULTURE IN BOTH COMPANIES, AND WE'RE VERY FOCUSED ON GENERATING POSITIVE OPERATING LEVERAGE.
       WE'RE GOING TO BE AND CONTINUE TO BE VERY FINANCIALLY PERFORMANCE DRIVEN FOR QUALITY GROWTH IN THE COMPANY. WE WILL CONTINUE TO USE RAROC AND ECONOMIC PROFIT METRICS FOR ALL OF OUR BUSINESSES.
       WE HAVE A MINIMUM 18% IRR HURDLE FOR EXTERNAL INVESTMENTS, AND THAT CONTINUES.
       RIGOROUS CAPITAL ALLOCATION METHODOLOGY FOR INTERNAL INVESTMENTS - OUR HURDLE RATE CONTINUES TO BE 15%, AND WE'LL CONTINUE TO BE WILLING TO EXIT LOW-RETURN, CAPITAL-INTENSIVE BUSINESSES AS WE'VE STATED IN THE PAST FOR BOTH OF OUR COMPANIES.
       I SHOULD ALSO STATE THE CASH EARNINGS ON A GOING-FORWARD BASIS WILL BE USED AS A PRIMARY BASIS FOR FUTURE REPORTING. OF COURSE, CASH IS KING, AND IT DRIVES EVERYTHING FROM ACQUISITIONS TO REGULATORY CAPITAL RATIOS TO DIVIDEND PAYMENTS.
        OF COURSE, WE'LL CONTINUE WITH OUR COMMITMENT ON MEASUREMENT AND ACCOUNTABILITY AT ALL LEVELS, WHETHER IT BE INTERNAL OR EXTERNAL.
       THE NEXT SLIDE IS AN OVERVIEW OF OUR FINANCIAL ASSUMPTIONS. KEN TALKED ABOUT THEM A LITTLE BIT, BUT WE'RE GOING TO DEMONSTRATE TO YOU WHY THIS MERGER IS FINANCIALLY COMPELLING AND LOW RISK.
       FIRSTLY, THE COST SAVINGS, $890 BILLION PRE-TAX. AND WE'LL TALK MORE ABOUT THAT IN A FEW MINUTES.
       A LONG INTEGRATION PERIOD. CERTAINLY LONGER THAN WE'VE EVER TAKEN IN THE PAST.
       THE RESTRUCTURING CHARGE OF 1.45 BILLION PRE-TAX.
       THE ACCOUNTING METHOD IS PURCHASE ACCOUNTING, WHICH IS DIFFERENT FOR MOST OF US, AND IT PROVIDES US A LOT MORE FLEXIBILITY THAN POOLING, IN THAT

WE CAN UNDERTAKE MUCH MORE ACTIVE BALANCE SHEET MANAGEMENT, LIKE STOCK BUYBACKS AND DIVESTITURES IMMEDIATELY IF WE SO DESIRE.
       WE'RE GOING TO INCREASE OUR LOANS [SIC: RESERVES]. WE'RE DOING THAT TO CONSERVATIVELY RESERVE FOR OVERLAPPING, SINGLE-NAME EXPOSURES. THAT'S $450 MILLION.
       THE ASSUMED IMPACT OF DIVESTITURES IS ONLY $30 MILLION ON A NET INCOME BASIS FORGONE.
       NO REINVESTMENT OF EXCESS CAPITAL.
       THERE WILL BE SOME PURCHASE ACCOUNTING ADJUSTMENTS AND THEY'LL BE MADE AT CLOSING.
       YOU'RE PROBABLY ALL FAMILIAR WITH PURCHASE ACCOUNTING.
       BUT WE BASICALLY HAVE TO MARK-TO-MARKET THE WACHOVIA BALANCE SHEET FIXED ASSETS, LOANS, DEPOSITS, INVESTMENTS OPTIONS, BENEFITS PROGRAMS, ET CETERA.
       IT'S HARD TO KNOW EXACTLY WHAT THOSE NUMBERS WILL BE BECAUSE IT REALLY DEPENDS UPON WHERE YOU IDENTIFY BRANCHES. IS IT ON ONE SIDE OR THE OTHER SIDE WHERE YOU IDENTIFY PEOPLE, ET CETERA, ET CETERA, SO WE CAN'T GO INTO FULL DETAILS AT THIS POINT ON THAT.
       LOOKING AT THE NEXT SLIDE, THIS IS SIMPLY TO GIVE YOU AN INDICATION OF THE EARNINGS POTENTIAL FOR THIS COMPANY ON A COMBINED BASIS. IT SHOWS ON A COMBINED BASIS CASH EPS AS WELL AS THE NEW GAAP EPS, AND IT SHOWS PERCENTAGE ACCRETIONS FOR THE WACHOVIA SHAREHOLDERS AS WELL AS THE FIRST UNION SHAREHOLDERS.
       THE FIRST THING WE WOULD NOTE IS THAT ON A CASH EPS BASIS, BOTH ARE ACCRETIVE ON THE FIRST YEAR, IN 2002, AND ACTUALLY, THERE WILL BE SOME ACCRETION IN, I WOULD EXPECT, 2001, AS WELL, BUT 2002 IS THE MOST RELEVANT TO LOOK AT.
       WHEN YOU THINK OF CASH EPS, THAT'S ESSENTIALLY IDENTICAL NUMBERS ON A PURCHASE OR A POOLING BASIS FOR OLD GAAPS, SO I THINK THAT'S THE APPROPRIATE WAY TO LOOK AT THE EARNINGS ACCRETION. ON A NEW GAAP BASIS, WE'VE INCLUDED THE EPS AND ACCRETION NUMBERS ON THAT BASIS, AS WELL.
       OF COURSE, THE DIFFERENCE IN NUMBERS IS SOLELY ACCOUNTED FOR BY THE DEPOSIT INTANGIBLES THAT WE HAVE TO AMORTIZE THROUGH THE P&L ON A SUM-OF-THE-YEARS-DIGITS TYPE BASIS, AND AS YOU CAN SEE, EVEN ON THAT BASIS, IT'S ACCRETIVE TO BOTH SIDES.
       THE NEXT SLIDE TALKS TO TOTAL DOLLARS, AND THE FIRST TWO LINES ARE PROJECTED FIRST UNION CASH INCOME AND PROJECTED WACHOVIA CASH INCOME, AND THAT'S SIMPLY FIRST CALL NUMBERS. WE'RE NOT HOLDING OUT ANY FORECASTS HERE - OUR FORECASTS WOULD BE BETTER THAN THIS - BUT THIS IS A FIRST CALL LOOK AT IT. AND WHAT WE DID, JUST TO MAKE IT EASIER FOR YOU, HOPEFULLY, IS TO BUILD IN THE IMPACT OF DIVESTITURES, CORE DEPOSIT AMORTIZATION - ADD THAT BACK, AND ALSO TO TAKE OUT THE IMPACT OF EXPENSE EFFICIENCIES OVER A THREE-YEAR TIME HORIZON. SO YOU CAN SEE THE TOTAL IMPACT OF THE DEAL ON THE THIRD LAST LINE, AND THEN WE PROVIDED AN INDICATION OF PROJECTED NEW GAAP INCOME GOING FROM $4.1 BILLION TO $5.3 BILLION, AND MORE IMPORTANTLY, THE PROJECTED NET CASH INCOME GROWTH FROM $4.4 TO $5.5 BILLION.
       THE FOLLOWING SLIDE IS THE COST SYNERGIES.
       AS YOU CAN SEE, AS WE'VE MENTIONED PREVIOUSLY, DOWN ON LINE 5, THE TOTAL PRE-TAX SYNERGIES PER ANNUM ARE $890 MILLION. AS A PERCENTAGE OF COMBINED EXPENSES, THAT'S 8%, AND PEER TRANSACTION AVERAGES WOULD BE 12%.
       SO THIS IS, IN OUR VIEW, A CONSERVATIVE NUMBER.
       IF YOU ASK ME, DO YOU THINK WE CAN DO BETTER THAN THAT, I WOULD SAY, YES, I AM OPTIMISTIC.

       WHAT WE WILL DO IS, WE'LL COMMIT TO YOU NOW THAT ON A QUARTERLY BASIS, WE WILL PROVIDE YOU WITH AS MANY NUMBERS AS WE CAN ON HOW WE'RE DOING ON AN ACTUAL BASIS VERSUS THIS PACKAGE.
        NEXT SLIDE IS OUR ONE-TIME RESTRUCTURING CHARGE.
       THE ONE-TIME INTEGRATION CHARGE IS $1.45 BILLION.
       THE CASH CHARGE INCLUDES SOME PURCHASE ACCOUNTING ADJUSTMENTS, AND THE CASH CHARGE WOULD BE LOWER BY PROBABLY ABOUT $100 MILLION.
       YOU CAN GET A BIT OF A SENSE FOR WHERE THE COMPONENTS OF THE $1.45 BILLION ARE, AND ON A PRE-TAX BASIS - THAT'S AS A PERCENTAGE OF SYNERGIES - THAT'S ABOUT 163%, WHICH IS RIGHT ON THE PEER TRANSACTION AVERAGE, AND YOU CAN SEE AT THE BOTTOM THAT WE ADDED TO THE ALLOWANCE, AS WELL, WHICH IS, AGAIN, I JUST WANTED TO REMIND YOU OF IT, AND THAT'S WHY WE PUT IT IN HERE. THERE WILL BE SOME PURCHASE ACCOUNTING ADJUSTMENTS, AGAIN, RELATING TO THIS ACTIVITY.
       THE FOLLOWING PAGE IS AN EXCESS CAPITAL CALCULATION. AGAIN, THIS IS BASED ON PRO FORMA EARNINGS FROM FIRST CALL, AND JUST FOR SIMPLICITY'S STANDPOINT, WHAT WE DID WAS, WE BACKED OUT THE EFFICIENCIES ON AN AFTER-TAX BASIS TO SHOW THAT OUR CAPITAL GENERATED ON AN ANNUAL BASIS WOULD BE $4.7 BILLION.
       WE TOOK OUT A PRO FORMA DIVIDEND OF ONE AND A HALF, AND WE SAID, UNDOUBTEDLY, YOU'RE GOING TO BE GROWING YOUR BALANCE SHEET, SO HOW MUCH OF THAT CAPITAL DO YOU HAVE TO KEEP BACK TO SUPPORT THE BALANCE SHEET? SO WE TOOK OFF ABOUT $700 MILLION. SO YOU CAN SEE THAT IT COMES OUT TO AN AVERAGE OF ABOUT $2.5 BILLION A YEAR IN EXCESS CAPITAL. AND WE EXPECT THAT TO GROW AT THE RATE OF ABOUT 15% PER ANNUM OVER THE NEXT 3 YEARS.
       THIS IS SIMPLY -- THIS NEXT SLIDE IS -- IT WAS SIMPLY INCLUDED TO GIVE YOU A SENSE FOR WHAT WE COULD DO IN TERMS OF REINVESTMENT, AND WE SHOWED THREE EXAMPLES.
       IF WE TOOK THE $2.5 BILLION IN EXCESS FREE CAPITAL AND REINVESTED IT IN OUR SHARES, WHICH IS A VERY SIMPLE THING TO DO AND THE ONE WHICH WOULD BE LEAST ATTRACTIVE, WE COULD GENERATE A PER ANNUM SHARE IMPACT AT ABOUT 20 CENTS A SHARE. IF WE REINVESTED IT INTERNALLY WITH OUR HURDLE RATE OF 15%, IT'S 27 CENTS; AND WITH AN 18% ACQUISITION HURDLE, IT'S ABOUT 32 CENTS. AND AS I ALREADY MENTIONED, PURCHASE ACCOUNTING WILL PROVIDE US WITH A GOOD DEAL MORE FLEXIBILITY THAN WE'VE HAD IN THE PAST WITH POOLING.
       INTEGRATION PHILOSOPHY: DECISIVE, CLEAR, CLEAN AND APPROPRIATELY PLACED AND PACED FOR OUR CUSTOMERS.
       REALLY FOUR THINGS I'D MENTION HERE.
       FIRSTLY, THE BRANCH CONSOLIDATIONS. NO BRANCH CLOSURES FOR THE FIRST YEAR, SO THAT OUR CUSTOMERS AND STAFF AND SYSTEMS PEOPLE CAN GET THINGS READY. WE WANT TO LOSE NO CUSTOMERS. THAT WILL BE OUR MANTRA EVERY DAY GOING FORWARD.
       AS WELL, AS YOU CAN SEE, APPROXIMATELY 65% OF CONSOLIDATIONS OF BRANCHES WOULD BE WITHIN HALF A MILE OF EACH OTHER, WHICH I THINK IS VERY SHAREHOLDER FRIENDLY AND CUSTOMER FRIENDLY, AND THEY'RE ALL WITHIN ONE MILE.
       THERE ARE 7,000 POSITIONS AFFECTED OVER THE NEXT 3 YEARS.
       WE WOULD EXPECT THAT AT LEAST HALF WOULD BE ABSORBED THROUGH NORMAL ATTRITION, AND TO HELP ENSURE THAT THAT HAPPENS, WE'RE PUTTING A HIRING FREEZE ON IMMEDIATELY IN BOTH COMPANIES TO GIVE US A HEAD START PRE-CLOSING.
       WE'LL BE ACTIVELY COMMUNICATING WITH ALL OUR CONSTITUENTS WHETHER THEY BE CUSTOMERS, EMPLOYEES AND COMMUNITIES, AND I SHOULD ALSO MENTION THAT WE'RE NOT GOING TO BE DOING OTHER ACQUISITIONS GOING FORWARD UNTIL WE ARE - ON THE RETAIL BRANCH BANKING SIDE - UNTIL WE ARE ABSOLUTELY

CONVINCED THAT WE HAVE THIS MERGER LOCKED AND LOADED FROM AN INTEGRATION STANDPOINT. SO WE'RE GOING TO BE VERY CONSERVATIVE AND CAREFUL AND PRUDENT.
       THE FOLLOWING SLIDE GIVES YOU A SENSE FOR OUR PORTFOLIO RISKS AND HOW WE LOOKED VIS-A-VIS THE TOP 20 COMPETITORS. WHEN ONE TAKES THE $450 MILLION ADDITIONAL ALLOWANCE AND YOU GO THROUGH THE NUMBERS, YOU CAN SEE OUR TOTAL ASSETS WOULD BE $323 BILLION; NET LOANS, $174 BILLION. OUR NEW LOAN LOSS RESERVES WOULD BE 3.1 BILLION. THAT'S FIRST UNION'S $1.7, AND WACHOVIAS, $0.9, AND THEN THE ADDITION OF THE 450 TAKES US TO ABOUT $3.1 AND NON-PERFORMING LOANS ARE $4.6.
       THE KEY RATIOS TO FOCUS IS THE NEW RESERVES TO LOAN RATIO OF 1.76%, VERSUS THE BANK MEDIAN OF 1.5, SO WE FEEL VERY GOOD ABOUT THAT, AND OUR NPAs TO ASSETS ARE VERY CLOSE TO THE BANK MEDIAN SO WE FEEL APPROPRIATELY AND CONSERVATIVELY RESERVED.
        THE FOLLOWING SLIDE IS THE BALANCE SHEET, AND THE STRENGTH OF OUR CAPITAL BASE. AGAIN, IT'S STRENGTHENING. WE WENT THROUGH A CALCULATION FOR YOU OF SHOWING YOU OUR COMMON EQUITY, THE TRUST PREFERRED, THE NEW INTANGIBLES THAT ARE CREATED AS WELL AS THE OLD, SO I THINK IT WOULD BE ABOUT 7 NEW AND 5 OLD, ROUGHLY.
        GIVING US TIER ONE CAPITAL OF $20 BILLION, AND TOTAL CAPITAL OF $31 BILLION. AND RISK-RELATED ASSETS... AND THE BOTTOM LINE OF IT IS THAT SMALL BOX IN THE BOTTOM RIGHT. OUR TIER ONE CAPITAL RATIO WOULD BE 7.7%, VERSUS A TOP 20 BANK MEDIAN OF 7.6, SO WE EDGE INTO THE SECOND QUARTILE IMMEDIATELY UPON CLOSING, WHICH IS IMPORTANT.
       TOTAL CAPITAL WILL BE ABOVE THE MEDIAN LEVEL AT 12.1%, AND THE LEVERAGE RATIO WILL BE VERY CLOSE TO THE MEDIAN AT 6.8%.
       LET'S TALK ABOUT IRR FOR A COUPLE OF MINUTES.
       WE'VE MENTIONED THE EXTERNAL MERGER OR ACQUISITION TYPE HURDLE RATES THAT WE'VE TALKED ABOUT PREVIOUSLY.
       THIS MERGER FOR BOTH COMPANIES GENERATES AN IRR OF 20% OR HIGHER. AND HOW DO WE CALCULATE THAT JUST SO THAT THERE'S NO QUESTIONS? OUR ASSUMPTIONS ARE CONSERVATIVE.
       THE CASH EARNINGS WERE AS SHOWN PREVIOUSLY. IT'S SIMPLY THE SYNERGIES AND FIRST CALL NUMBERS.
       GROWTH RATE OF 10% PER ANNUM THROUGH 2006, WHICH IS THE LOW END OF OUR EXPECTATIONS, AND I EXPECT IT WILL BE IN THE MIDDLE OF YOUR EXPECTATIONS.
       NET FREE CAPITAL GENERATED, PRE-DIVIDENDS, IS ASSUMED AS AN ANNUAL CASH FLOW, AND FOR THE PURPOSES OF THE MODEL, IT'S JUST DIVIDENDED OUT - THE ENTIRE THING IS DIVIDENDED OUT - TO THE SHAREHOLDERS.
       THE INITIAL INVESTMENT, THE TIME ZERO INVESTMENT, IS EQUAL TO JUST THE CURRENT SHARE PRICES OF BOTH COMPANIES, AND THE TERMINAL VALUES ARE JUST THE CURRENT P/E RATIOS OF THE TWO COMPANIES, SO WE'RE NOT BUILDING ANYTHING INTO OUR TERMINAL VALUES. THAT'S IMPORTANT. IT IS SIMPLY TODAY'S P/E RATIOS.
       THE FOLLOWING SLIDE IS ABOUT EXECUTION RISKS AND HOW WE'RE GOING TO MITIGATE IT. KEN SPOKE TO THE CLEARLY DEFINED MANAGEMENT ROLES. I THINK THAT'S IMPORTANT UP FRONT SO EVERYONE KNOWS WHO THEIR BOSSES ARE.
       STRONG BALANCE SHEET IS IMPORTANT.
       IN-MARKET DEAL IS CERTAINLY MUCH LOWER RISK AND EASIER TO EXECUTE THAN AN OUT-OF-FOOTPRINT TRANSACTION.
       WE'RE TAKING MUCH LONGER THAN WE DID IN THE PAST.
       THE EXPENSE SAVINGS ARE REALISTIC.
       THE DEPOSIT DIVESTITURES ARE MODEST COMPARED TO OTHER DEALS. THERE'S NO REVENUE ENHANCEMENTS BUILT IN, DESPITE A LOT OF OPPORTUNITIES THAT OUR

PEOPLE HAVE BEEN TALKING ABOUT. AND, OF COURSE, NO CREDIT GIVEN TO THE INVESTIBLE EXCESS CAPITAL.
       AND AGAIN AND AGAIN AND AGAIN, OUR CUSTOMERS WILL BE OUR NUMBER ONE FOCUS. WE WANT TO LOSE NO CUSTOMERS THROUGH THIS. WE DON'T WANT TO HURT CUSTOMER SERVICE. WE WILL IMPROVE CUSTOMER SERVICE.
        AND AS I CLOSE, BEFORE I ASK KEN TO FINISH UP, YOU'LL SEE AT THE BACK OF YOUR PACKAGE, THERE'S A LOT OF APPENDICES ALSO FOR YOUR INFORMATION, AND IT MAY ANSWER A FEW QUESTIONS THAT YOU MAY HAVE THOUGHT OF ALREADY. THANK YOU. KEN?

        >>MR. THOMPSON: THANK YOU, BOB.
       I HOPE NOW YOU CAN SEE WHY WE ARE SO EXCITED ABOUT THIS TRANSACTION. WE KNOW THAT IT CREATES A REGIONAL RULER UP AND DOWN THE EAST COAST WITH SCALED BUSINESSES IN MANY ASSET & WEALTH MANAGEMENT BUSINESSES. IT IS CONSERVATIVE, CONSERVATIVELY STRUCTURED.
       IT HAS COMPELLING SHAREHOLDER-FOCUSED ELEMENTS TO IT, AND WE THINK THAT IT WILL CREATE GREAT SHAREHOLDER VALUE.
       WE KNOW THAT WE CAN BE VERY CAREFUL IN THE INTEGRATION OF THESE TWO COMPANIES BECAUSE THE FINANCIAL TRANSACTION IS SO GOOD. IT WILL ALLOW US TO TAKE TIME TO DO THE INTEGRATION, AND WE WILL DO IT FLAWLESSLY, AND WE WILL REMAIN INTENSELY FOCUSED AS WE GO THROUGH THIS PROCESS - THIS THREE-YEAR PROCESS - ON CUSTOMER SERVICE, ON REVENUE GROWTH, ON COST CONTROL, AND MOST OF ALL, IN CREATING VALUE FOR OUR SHAREHOLDERS.
        WE WILL DO THAT BY BEING INTENSELY FOCUSED ON THE CUSTOMER THROUGH THE ENTIRE PROCESS.
       THAT COMPLETES OUR PRESENTATION. I THINK AT THIS POINT WE'LL BE READY FOR QUESTIONS, BUT BEFORE I CALL ON ANYBODY, I'VE JUST BEEN HANDED A NOTE THAT SAYS THAT WE MUST ALLOW THE MCI OPERATOR TO GIVE INSTRUCTIONS FOR CUEING UP BEFORE WE TAKE QUESTIONS FROM THE FLOOR.

>>OPERATOR: THANK YOU, SIR. AT THIS TIME, WE'LL BEGIN THE Q&A SESSION. IF YOU HAVE A QUESTION, PRESS STAR ONE ON THE TOUCH TONE PHONE. IF YOU HAVE SPEAKER EQUIPMENT, YOU MAY HAVE TO LIFT YOUR HANDSET. TO FINISH THE QUESTION, PRESS STAR TWO. ONE MOMENT WHILE QUESTIONS REGISTER.

>>MR. THOMPSON: THE LIGHTS ARE SO BRIGHT, WE CAN'T TELL WHO WE'RE POINTING TO, SO -

>>QUESTIONER: JUST ON PAGE 21 WITH THE PRO FORMA FINANCIAL RESULTS, COULD YOU GIVE US SOME NUMBERS FOR 2001 SO WE CAN GET WHAT THE EARNINGS BASE OF THE COMBINDED COMPANY IS GOING TO BE?

>>MR. KELLY: I'M SORRY I DON'T HAVE THOSE IN FRONT OF YOU, BUT I CAN CATCH UP WITH YOU AFTERWARDS AT THE END OF THE SESSION AND GO THROUGH IT.

>> YOU DON'T KNOW WHAT THE CASH EPS AND NEW GAAP EPS IS GOING TO BE IN 2001? YOU DON'T HAVE A PROJECTION?

>>KELLY: FOR THAT STUB PERIOD, THE FOUR MONTHS?

>> JUST FOR THE COMBINED COMPANIES IF I JUST ADD THEM UP TOGETHER, COMPARED TO WHAT THE CURRENT CONCENSUS ESTIMATES WILL BE?

>>KELLY: I THINK YOU'D JUST SUM THEM AND YOU'D ASSUME SOME EXPENSE SYNERGIES DURING THAT FOUR-MONTH PERIOD. WE'LL BE GETTING COSTS OUT RIGHT AWAY.

>>THOMPSON:  ALL RIGHT.

>>QUESTIONER: KEN, YOU NOTED THAT YOU ALL ARE BEING CONSERVATIVE ON YOUR COST SAVES. WHY IS THAT? IT WOULD SEEM LIKE THERE'S THE OPPORTUNITY TO DO MORE. IF THIS IS A CONSERVATIVE FIGURE, WHAT'S YOUR MOST LIKELY FIGURE?

>>THOMPSON: RON, WE'RE BEING CONSERVATIVE BECAUSE WE ARE CLEARLY TRYING TO AVOID SITUATIONS WHERE WE HAVE OVERPROMISED IN THE PAST. I'M GOING TO BE THAT CANDID WITH YOU. WE ARE LAYING OUT ASSUMPTIONS THAT WE'RE ABSOLUTELY CERTAIN WE CAN HIT ON COST SAVES. WE THINK WE CAN DO BETTER THAN THAT.
       I DON'T WANT TO THROW A FIGURE OUT THAT WE THINK WE COULD DO, BUT WE WANT TO MAKE SURE THAT WE ONLY ASSUME VERY CONSERVATIVE SAVES BECAUSE WE WANT TO MAKE SURE THAT WE HAVE THE TIME TO DO THIS RIGHT, AND WHEN YOU START INCREASING THOSE NUMBERS, IT FORCES YOU TO GO FASTER, AND THAT'S WHEN YOU RUN INTO CUSTOMER PROBLEMS.

>>MR. BAKER: I WOULD JUST ADD HERE, I THINK ALSO THERE ARE NO REVENUE ASSUMPTIONS IN THE PACKAGE, BUT THE POINT SHOULD BE MADE THAT THIS IS NOT AN EXPENSE PLAY.
       THIS IS ULTIMATELY A REVENUE-CUSTOMER PLAY, AND THAT'S WHERE THE EMPHASIS WILL BE, AND I THINK AS YOU GO THROUGH THE INTEGRATION, YOU WANT TO HAVE YOUR MIND OUT IN FRONT OF YOU ABOUT WHAT WE'RE GOING TO DO IN TERMS OF REINVESTMENT FOR MORE CUSTOMERS AND BETTER REVENUE.

>>QUESTIONER: THANKS. WELL, YOU CAME TO JUST THE POINT THAT I WANTED TO ASK YOU ABOUT. YOU IDENTIFIED TWO AREAS WHERE I THINK YOU HAVE TWO OPPORTUNITIES FOR REVENUE ENHANCEMENTS, CASH MANAGEMENT AND, I GUESS, THE TRUST AND WEALTH MANAGEMENT AREA.
       CAN YOU, WITHOUT OVERCOMMITTING YOURSELVES, CAN YOU JUST GIVE US AN IDEA OF WHERE THAT CAN TAKE YOU, AND THAT CAN BE EITHER THE SIZE OF THE OPPORTUNITY OR WHAT THE RELATIVE PENETRATION OF EACH CUSTOMER BASE IS, BUT, YOU KNOW, TOSS US A BONE HERE.

>>THOMPSON: WELL, I THINK WHAT WE'RE TRYING TO SAY TO YOU IS WE HAVE HAD A 10 TO 12% GROWTH IN EARNINGS TARGET OUT THERE, AND WE BELIEVE THAT THE COMBINED COMPANIES CAN GROW 10 TO 12% PLUS GOING FORWARD.
        WE FEEL MUCH MORE CONFIDENT GIVEN THE COMBINATION AND GIVEN WHAT WE THINK THE SYNERGIES ARE TO TELL YOU THAT WE ARE WILLING TO RAISE OUR GROWTH RATES ON.
        AS FAR AS SPECIFIC OPPORTUNITIES, I MENTIONED DERIVATIVES. I MENTIONED CASH MANAGEMENT.
       I THINK FIRST UNION'S GOT A TREMENDOUS MUTUAL FUND COMPLEX THAT WACHOVIA HAS NOT BEEN A BIG SELLER OF MUTUAL FUNDS IN THEIR BASE. SAME THING WITH ASSET MANAGEMENT ACCOUNTS.
        COMING THE OTHER WAY, WACHOVIA'S CORPORATE BANKING CLIENT BASE IS A PERFECT OPPORTUNITY FOR THE INVESTMENT BANKING, THE M&A, HIGH-YIELD CAPABILITIES THAT FIRST UNION HAS BUILT. THOSE WOULD BE SOME RIGHT OFF THE TOP OF MY HEAD.

>>KELLY: I CAN THROW IN ANNUITIES TO THAT, TOO.

>>BAKER: I THINK THERE ARE SOME CLEAR EFFORTS... WE HAVE BELIEVED FOR SOME TIME THAT THE TREASURY SERVICES BUSINESSES HAD A LOT OF GOLD TO BE MINED IN IT, PARTICULARLY AS WE LOOK AT NEW BUSINESSES, ELECTRONIC-BASED KINDS

OF SERVICES, NEW WAYS OF REACHING OUT TO CUSTOMERS AND KEN MENTIONED DERIVATIVES, BUT YOU ALSO HAVE TO GO BACK AND SEE THAT THE MESSAGE HERE IS OF ABSOLUTELY STARTLING OPPORTUNITY ACROSS THE LINES OF BUSINESS.
        THE CORPORATE BANKING BUSINESS, FOR EXAMPLE, LOOKS VERY GOOD TO US, AND AS WE FOCUS OUR ATTENTION MORE CAREFULLY ON THE CUSTOMERS WE'RE DEALING WITH AND DO MORE BUSINESS WITH THEM WITH A BROAD ARRAY OF PRODUCTS. THIS IS REALLY A GREAT OPPORTUNITY.
        I THINK THAT GOES INTO RETAIL, AND THEN THE WEALTH MANAGEMENT ISSUE, I THINK, SPEAKS TO ITSELF. THAT'S JUST WAITING TO BE EXECUTED THERE, I BELIEVE.

>>THOMPSON: MIKE?

>>QUESTIONER: WACHOVIA'S ESTIMATES FLUCTUATE A LOT DEPENDING ON HOW MUCH THE CREDIT CARD GAIN GETS REINVESTED INTO SHARE BUYBACK. CAN YOU TALK ABOUT WHAT YOU'RE PLANNING TO DO WITH THE GAIN FROM WACHOVIA CREDIT CARD SALE, AND ALONG THOSE LINES, I GUESS YOU HAVE $1.9 BILLION OF SPECIAL CHARGES RELATED TO THOSE MERGERS. IS THE CREDIT CARD GAIN EATEN UP BY THOSE SPECIAL CHARGES? AND, LASTLY, SINCE IT IS A PURCHASE DEAL, ARE YOU PLANNING TO BUY BACK STOCK AGGRESSIVELY AS WE SPEAK FOR THAT MATTER?

>>MR. MCCOY: CAN I JUST COMMENT A LITTLE BIT, MIKE, ON THE PRO FORMAS, AS WE LOOKED AT IT, I THINK THE SAFEST THING TO DO IS ASSUME THAT WE USE THE CAPITAL THAT'S FREED UP TO BUY BACK STOCK.
        I THINK AS WE TALKED AT THE INVESTOR CONFERENCE THOUGH, JUST TALKING ABOUT WACHOVIA NOW, WHAT WE SAID AT THAT POINT IN TIME IS THAT WE WANTED TO KEEP OUR OPTIONS OPEN AND BE VERY FLEXIBLE ABOUT THE USE OF THAT, AND WE BELIEVE THAT THE USE OF THAT WILL DEVELOP OVER TIME, BUT THAT THE FIRST THING WE WOULD LOOK AT IS THE OPPORTUNITY TO BUY BACK OUR STOCK.
        I THINK WITH RESPECT TO THE ONE-TIME CHARGE - IS IT EATEN UP BY THE GAIN, I GUESS YOU'RE GOING TO LOOK AT IT, AND THERE'S A TIMING ISSUE THERE. OF COURSE, THE ACCOUNTING IS COMPLETELY DIFFERENT. YOU KNOW, THE ACCOUNTING FOR THE GAIN AND THE CREDIT CARD SITUATION IS A, FIRST OF ALL, A SECOND QUARTER ISSUE, AND SECONDLY, GEOGRAPHICALLY, IT LOOKS DIFFERENT BECAUSE IT'S A DISCONTINUED OPERATION.
        SO THERE'S GOING TO BE A DISCONNECT BETWEEN THE TWO FROM A GEOGRAPHIC AND HOW IT LOOKS, AND OF COURSE THE ONE-TIME CHARGE WILL BE TAKEN AFTER THE COMPANIES ARE PUT TOGETHER.
        THE ONLY THING I CAN SAY ABOUT THAT GAIN IS IN OUR PRO FORMA IDEAS, WE LOOK OUT INTO PARTICULARLY THE NEAR FUTURE, IT IS TO USE IT TO BUY DOWN SOME STOCK.

>>KELLY: I'D ADD TO THAT IF I COULD. ONE OF THE THINGS THAT WE HAVE TO BEAR IN MIND IS THAT THE CREDIT CHARGE, THE ADD TO THE ALLOWANCE OF THE $450 MILLION, THAT'S A NON-CASH ITEM. THAT'S BEING VERY PRUDENT AND CONSERVATIVE GIVEN OUR OVERLAP IN SINGLE-NAME EXPOSURES. I THINK ABOUT THAT DIFFERENTLY VERSUS A TRADITIONAL ONE-TIME CHARGE, AND BUYBACKS, YOU KNOW, I WOULDN'T SAY NECESSARILY POST-CLOSING THAT WE WILL BE AGGRESSIVELY BUYING BACK STOCK. BUT THE GOOD NEWS IS THAT WE HAVE THE OPTION TO DO IT, AND SECONDLY, YOU KNOW, WHERE CAPITAL RATIOS ARE ENTERING INTO THE TARGET RANGE THAT WE WOULD BOTH LIKE TO BE IN, AND I THINK THAT ALSO IS VERY ENCOURAGING.

>>THOMPSON: AND I WOULD SIMPLY LIKE TO ADD A RECOMMITMENT. NO CHANGE IN OUR STRATEGY TO GROW HIGH-GROWTH BUSINESSES, AND WE'RE GOING TO BE GENERATING A LOT OF CAPITAL, AND WE CAN USE THAT TO INVEST IN OUR ASSET MANAGEMENT, WEALTH MANAGEMENT, PRIVATE CLIENT, BROKERAGE AREA.

       WE CAN ALSO USE IT TO MAKE ACQUISITIONS IN THAT AREA IF WE SEE SOMETHING ATTRACTIVE, AND I ALSO MUST SAY WHEN I BRING UP ACQUISITIONS THAT WE'RE GOING TO HAVE THE HURDLES THAT WE TALKED ABOUT IN PLACE, AND WE'RE NOT GOING TO DO A DEAL THAT DOESN'T MAKE SENSE FINANCIALLY.
       OKAY. CAN WE GO TO THE TELEPHONES FOR QUESTIONS?

>>OPERATOR:  OUR FIRST QUESTION COMES FROM JIM AGA OF SAC CAPITAL.

>>CALLER: CAN YOU GIVE SOME CLARITY OF HOW THE DEAL CAME ABOUT? WHO APPROACHED WHO? I PRESUME IT WAS A NEGOTIATED TRANSACTION.

>>BAKER: I DIDN'T HEAR THE LAST PART OF YOUR QUESTION.

>>JUST TO GIVE A LITTLE COLOR ON HOW THE DEAL WENT DOWN.

>>THOMPSON: DON'T USE THAT TERMINOLOGY.
[ LAUGHTER ]

>>BAKER: THE TRUTH IS, AS I SAID TO YOU EARLIER, AS I HAVE THOUGHT PERSONALLY ABOUT STRATEGIC OPPORTUNITIES FOR WACHOVIA IN THE PAST, AND AS I HAVE LOOKED ACROSS ALL KINDS OF THINGS THAT MIGHT BE OUT THERE THAT WOULD MAKE SENSE, THIS HAS ALWAYS BEEN A TRANSACTION IN WHICH I'VE HAD AN INTEREST AND HAVE KIND OF DREAMED ABOUT.
       THE QUESTION, OF COURSE, IS CAN IT BE EXECUTED AND PUT TOGETHER IN A WAY THAT'S REASONABLE AND FAIR TO SHAREHOLDERS AND CUSTOMERS AND THE OTHER CONSTITUENCIES WE HAVE.
        KEN AND I HAVE ACTUALLY KNOWN EACH OTHER FOR QUITE SOME TIME. WE SERVE ON SOME BOARDS TOGETHER. WE SEE EACH OTHER FREQUENTLY.
        I'VE KNOWN A LOT OF PEOPLE IN FIRST UNION, AND AS YOU KNOW, WE HAVE BATTLED AGAINST THEM FOR MANY, MANY YEARS, SO THERE IS NO LACK OF FAMILIARITY BETWEEN OUR TWO COMPANIES. AND SOME TIME BACK, KEN AND I, FROM TIME TO TIME, WOULD TALK ABOUT THE BUSINESS, TALK ABOUT THE OUTLOOK FOR THE ENVIRONMENT AND THE ECONOMY AND SORT OF SPECULATE ON THE FUTURE, AND EVENTUALLY, THOSE CONVERSATIONS BEGAN TO MOVE TOWARD WOULD THIS KIND OF COMBINATION EVER MAKE SENSE.
        AND I WOULD JUST SAY TO YOU THAT WE SPENT A VERY GREAT DEAL OF TIME, VERY METHODICAL, IN FACT, GO OVER SOME OLD GROUND TO TALK THIS THROUGH, AND ALSO BE SURE THAT WHEN WE SAID SOMETHING TO EACH OTHER THAT WE KIND OF UNDERSTOOD WHAT THE OTHER PERSON WAS SAYING, SO I WOULD SAY IT WAS A GRADUAL PROCESS OVER SOME TIME.
        IT ANTICIPATED - EXCUSE ME - IT ACCELERATED ABOUT 10 DAYS AGO WHEN WE FINALLY LOOKED AT EACH OTHER AND SAID, YOU KNOW, I THINK IT'S TIME TO GET ON WITH THIS THING. AT THAT POINT, WE HAD A NUMBER OF OUR KEY SENIOR MANAGERS WHO CAME TOGETHER AND PART OF OUR ISSUE THERE WAS TO SAY IS THERE ANY REASON WE SHOULDN'T DO THIS? ANYTHING WRONG HERE THAT WOULD CAUSE US A PROBLEM? ALSO, KIND OF INTERESTED TO SEE IF THEY LIKED EACH OTHER. AND THEY DID, AND IT WAS VERY INTERESTING THAT AFTER SPENDING A DAY TOGETHER, WE HAD GREAT FEELINGS OF WARMTH AND COMRADERY AND A HUGE AMOUNT OF EXCITEMENT OVER THE POSSIBILITIES THAT COULD COME OUT OF THIS TRANSACTION.
        SO JUST FOR MY PART, I WOULD SAY I ALWAYS KIND OF HAD MY EYE ON THIS ONE, ALWAYS HAD A FONDNESS FOR THIS COMPANY AND TREMENDOUS ADMIRATION FOR THIS FRANCHISE. I JUST LOVE ANYTHING THAT HAS 19 MILLION CUSTOMERS.

>>CALLER: THE MARKET NOW, LOOKING OVER THE STOCK THAT TRADED, FIRST UNION DOWN, WACHOVIA UP AND 1 OR 2 OTHER, I GUESS, REGIONAL COMPETITORS

YOU CAN CALL THEM ARE ALSO TRADING DOWN, MAYBE SUGGESTING THAT ANOTHER BIDDER WILL COME INTO PLAY. ARE YOU OPEN TO OTHER SUGGESTIONS? CAN YOU DISCUSS ANY OF THE BREAK-UP FEES OR BREAK-UP PROVISIONS?

>>BAKER: WELL, I'LL LET SOMEONE ELSE DISCUSS THAT, BUT I WOULD JUST SAY THAT THERE'S NEVER BEEN A TIME IN THIS WHERE WE THOUGHT ABOUT OTHER POSSIBILITIES.
       WE HAVE BEEN TOTALLY FOCUSED ON THIS ONE BECAUSE I THINK THE STRATEGIC VIEW HERE IS SO COMPELLING, I DON'T KNOW HOW IN THE WORLD YOU CAN THINK ABOUT ANYTHING ELSE, AND THE POTENTIAL RETURNS HERE ARE CLEARLY, CLEARLY JUST AMAZING ULTIMATELY FOR THE SHAREHOLDERS.

>>KELLY: I WOULD PROBABLY ADD TWO THINGS. HOSTILE BIDS IN OUR INDUSTRY, OF COURSE, ARE ENORMOUSLY DIFFICULT, AND SECONDLY, WE'VE TAKEN THIS INTO ACCOUNT IN OUR STRUCTURING OF THE MERGER PARTICULARLY IN A POST-POOLING WORLD.

>>OPERATOR:  OUR NEXT QUESTION COMES FROM MICHAEL SHUTZ OF KRUPP INVESTMENTS.

>>CALLER: ACTUALLY IT'S CAROL BERGER. CAN YOU CLARIFY THAT THE PROJECTIONS, THE STREET PROJECTIONS YOU USED ON PAGES 20 AND 21 EXCLUDE THE CREDIT CARD SALE BY WACHOVIA? AND THEN BEYOND THAT, COULD YOU TALK ABOUT -- EACH OF YOU HAS CREDIT CARD AGREEMENTS TO MARKET INTO YOUR CUSTOMER BASE, AND FIRST UNION HAD ONE WITH MBNA AND NOW WACHOVIA IN THE SELL OF THE CARD TO BANK ONE, YOU THEORETICALLY HAD ONE WITH BANK ONE. AND I WAS WONDERING WHERE THOSE STAND.

>>KELLY: WELL, ON THE FIRST QUESTION, I THINK THE TWO BOBS WOULD CONFIRM THAT WACHOVIA'S CASH INCOME EXCLUDES THE CREDIT CARDS. THAT IS THE FIRST CALL, WHICH EVERYONE HAS TAKEN THAT INTO ACCOUNT. AND ON THE CREDIT CARD?

>>THOMPSON: BUD AND I ARE LOOKING AT EACH OTHER GETTING USED TO WHO IS GOING TO ANSWER WHAT QUESTION.
        ON THE CREDIT CARD, WE'VE GOT CONTRACTS THAT WE WILL FOLLOW. WE'VE BEEN IN TOUCH WITH THE PEOPLE INVOLVED, AND WE WILL SIMPLY WORKED THAT OUT, CAROL. ROBERT?

>>CALLER: [INAUDIBLE]....AND UNRELATED, HOW DID YOU COME TO $450 MILLION ON THE
RESERVE [INAUDIBLE ]

>>THOMPSON: WELL, I'LL START BY ADDRESSING THE BRANDING, AND THEN I'LL LET BOB OR BOB TALK ABOUT THE 450, BUT, YOU KNOW, WE MADE THE DECISION EARLY IN OUR CONVERSATION THAT THE NAME OF THIS COMPANY WOULD BE WACHOVIA CORPORATION.
        WE THINK IT'S A GREAT NAME, A VERY PROUD NAME, AN UNUSUAL NAME, AND SO, THEREFORE, ONE THAT WE COULD USE FROM A BRANDING STANDPOINT VERY, VERY EFFECTIVELY.
       AND SO IT MAKES SENSE TO ME THAT THE SECURITIES BUSINESS WILL BE CALLED WACHOVIA SECURITIES, AND THAT WE WILL BE UNIFORM IN OUR BRANDING GOING FORWARD.

>>BAKER: I WOULD JUST REINFORCE, I THINK IT'S A GOOD NAME. WE SHOULD NOT OVERLOOK THE DIFFICULTY THAT WE HAVE IN GIVING UP THE FIRST UNION NAME

BECAUSE THERE ARE A WHOLE BUNCH OF CUSTOMERS OUT THERE WHO REALLY LIKE THAT COMPANY, AND SO THOSE ARE DIFFICULT DECISIONS.
       I THINK THE ONLY PROBLEM WE'RE GOING TO HAVE WITH WACHOVIA IS TRYING TO GET SOME PORTION OF 19 MILLION CUSTOMERS TO PRONOUNCE IT CORRECTLY.

>>MCCOY: ON THE SECOND PART TO ROBERT'S QUESTION WAS THE ISSUE OF THE LOAN LOSS RESERVE ADDITION. I THINK, IN ANY ACQUISITION TRANSACTION, THAT CALCULATION HAS TO STAND ON ITS OWN. IN OTHER WORDS, THE $450 MILLION WAS REALLY LOOKED AT IN A SENSE OF LOOKING AT BOTH LOANS, LOAN PORTFOLIOS, THE SIZE OF THE RESERVES, AND THEN WHAT WOULD YOU DO AS A COMBINED INSTITUTION GOING FORWARD TO MANAGE THAT PORTFOLIO?
       SO IT HAS TO WITHSTAND ALL OF THE TESTS OF THE SEC AND FASBs. IT IS NOT A NUMBER PULLED OUT OF THE AIR. IT'S A NUMBER THOUGHT OUT. IT'S A NUMBER BASED ON GOING FORWARD TRANSACTION OF COMPANIES WITH THIS SIZE WITH A SPECIFIC PORTFOLIO AS WE HAVE GOING TOGETHER, AND WHAT ARE THE DYNAMICS OF MANAGING THOSE PORTFOLIOS.

>>OPERATOR:  OUR NEXT QUESTION COMES FROM CHIP DIXON OF LEHMAN BROTHERS.

>>CALLER: THE FIRST ONE, COULD YOU GIVE US A SENSE OF WHAT THE PRO FORMA OFF-BALANCE SHEET EXPOSUREIS GOING TO BE AND WHAT YOU INTEND TO DO WITH THAT?
        THE SECOND ONE IS, ON THE SHARED NATIONAL CREDIT, AGAIN, PRO FORMA, GIVE US AN OUTLINE AS TO WHAT THAT EXPOSURE IS. FINALLY, IN YOUR ASSUMPTIONS, ARE YOU INCLUDING ANYTHING REGARDING THE MACROECONOMIC ENVIRONMENTS IF WE GO INTO RECESSION, FOR INSTANCE?

>>THOMPSON: DON TRUSLOW, COULD YOU OR ROB NIMMO TALK ABOUT THE CREDIT?

>>MR. TRUSLOW: OKAY. LOOKING AT THE COMMERCIAL PORTFOLIO, THE TOTAL EXPOSURE IN THE COMMERCIAL BOOK IS SOMEWHERE AROUND $240 MILLION ON A COMBINED BASIS, AND SO THEN WHEN YOU BACK OUT BASICALLY THE $120 OR SO THAT WE WOULD HAVE OUTSTANDING COMMERCIAL ON A COMBINED BASIS, YOU KNOW, IT WOULD LEAVE YOU WITH ABOUT $120 BILLION.
       AND PART OF THE $450 MILLION RESERVE ADDITION TAKES INTO ACCOUNT THE FACT THAT WHEN WE RUN BOTH PORTFOLIOS THROUGH EACH OTHER'S MODELS AND WE MAKE ADJUSTMENTS FOR THOSE SINGLE-NAME CONCENTRATIONS, AS A COUPLE PEOPLE HAVE ALLUDED TO EARLIER, THAT'S HOW WE COME UP WITH THE $450 MILLION, AND WE'RE GOING TO BE ACTIVELY MANAGING THAT EXPOSURE PARTICULARLY ON A SINGLE-NAME BASIS, WHERE ON A COMBINED BASIS WE'RE ABOVE OUR HOLD LIMIT TO HELP ENSURE THAT WE BRING OUR RISKS BACK IN TO WHAT IS APPROPRIATE.

>>OPERATOR:  OUR NEXT QUESTION COMES FROM CHIP DIXON OF LEHMAN BROTHERS.

>>TRUSLOW: ABOUT 320 NAMES FOR THE FIRST UNION PORTFOLIO, AND THERE ARE PROBABLY ABOUT 50 NAMES ON THE WACHOVIA SIDE, IN TERMS OF BEING LED NAMES.

[ INAUDIBLE ]

>>KELLY: JUST THE THIRD QUESTION WAS ABOUT THE MACROECONOMIC ENVIRONMENT. WE DIDN'T MAKE ANY ASSUMPTIONS ON THE MACROECONOMIC ENVIRONMENT.

WE SIMPLY USED THE FIRST CALL ESTIMATES, WHICH WOULD BUILD IN, OBVIOUSLY, SOME ASSUMPTIONS ABOUT WHERE THEY THOUGHT THE ECONOMIES WERE GOING IN THIS ECONOMY.

>>THOMPSON: TELEPHONE QUESTION?

>>CALLER: YEAH, KEN, A COUPLE OF QUESTIONS. ONE, IF YOU WOULD, TALK ABOUT [INAUDIBLE].

>>THOMPSON: I'M SORRY, BUT YOU ARE NOT COMING THROUGH AT ALL.
COULD YOU START OVER?

>>CALLER:  IS THIS ANY BETTER?

>>THOMPSON:  MUCH BETTER.

>>CALLER: OKAY. TALK ABOUT WHEN FIRST UNION WAS READY TO DO A DEAL OF THIS SIZE, AND ALSO ABOUT THE LEVEL OF DUE DILIGENCE DONE ON THIS DEAL, AND FINALLY, GOING FORWARD, IT DOESN'T APPEAR THAT THERE WAS MUCH OF AN ASSUMPTION REVENUE LOSS. IT LOOKS LIKE YOU'RE GOING TO HOLD ONTO ALL THE REVENUE [ INAUDIBLE ]

>>THOMPSON: WELL, THE FIRST PART OF YOUR QUESTION WAS, WHAT WAS THE VERY FIRST PART OF YOUR QUESTION?

>>CALLER: WHAT MAKES YOU THINK FIRST UNION WAS READY TO DO ANOTHER DEAL OF THIS SIZE? I KNOW YOU STEPPED INTO THE CEO SEAT, YOU WERE INCLINED TO REALLY JUST GET THE COMPANY RUNNING A LOT BETTER BEFORE YOU DID ANYTHING OF SIZE.

>>THOMPSON: THAT'S A GOOD QUESTION, A VERY GOOD QUESTION, AND THAT IS ONE THAT WE PAUSED AND THOUGHT LONG AND HARD ABOUT. BUT WE ANNOUNCED OUR RESTRUCTURING PROGRAM IN JUNE. EVERYTHING THAT WE SAID WE WERE GOING TO DO IN THAT RESTRUCTURING HAS BEEN SUBSTANTIALLY COMPLETED.
        OUR BUSINESS LINES ARE RUNNING, WE THINK, VERY EFFECTIVELY. WE ARE MAKING THE NUMBERS THAT WE SAID WE WOULD MAKE.
        WE'VE INTRODUCED SUBSTANTIAL EXPENSE DISCIPLINE INTO THE COMPANY. OUR FOURTH QUARTER EARNINGS SHOWED $200 MILLION LOWER EXPENSES THAN THE THIRD QUARTER, AND THEY WERE FLAT IN THE FIRST QUARTER, SO WE FEEL CONFIDENT THAT ON AN OPERATING BASIS, WE'VE GOT TRACTION AT FIRST UNION, AND WE'RE MOVING ALONG VERY EFFECTIVELY.

        OUR GENERAL BANK HAS MADE THE TURN ON DEPOSIT GROWTH, AND WE ARE NOW GROWING DEPOSITS AND GROWING THE ASSET MANAGEMENT BUSINESS AT THE SAME TIME, WHICH SHOWS THAT GROWTH IS OCCURRING. AND SO WE CONSIDERED ALL OF THAT, AND WE'RE DELIGHTED WITH THAT, AND QUITE FRANKLY, YOU WOULD SAY THAT, ALL RIGHT, LET'S TAKE OUR TIME, AND JUST KEEP DOING IT.

        BUT AS BUD AND I TALKED AND AS WE LOOKED AT THIS TRANSACTION, IT IS DIFFERENT THAN ANYTHING WE'VE DONE BEFORE. THIS IS NOT A BANK ACQUISITION. THIS IS TWO COMPANIES THAT THINK THAT NOW IS THE TIME TO PUT THEIR OPERATIONS TOGETHER TO GET THE EFFICIENCIES AND TO CREATE INCREDIBLE MARKET SHARE AND CUSTOMER STRENGTH. AND WE JUST THINK IT'S TOO COMPELLING TO PASS UP, AND WE DO BELIEVE WE'RE READY TO DO IT. THE ECONOMICS ARE SUCH THAT WE DON'T HAVE TO GO FAST ON THIS INTEGRATION, AND I CAN'T EMPHASIZE ENOUGH HOW IMPORTANT THAT IS.

        WE WILL LITERALLY -- IT WILL BE A YEAR FROM NOW BEFORE WE CLOSE OUR FIRST BRANCH. WE ARE GOING TO BE ABLE TO TAKE OUR TIME TO DO WHAT'S RIGHT

FOR CUSTOMERS, CONTINUE TO RUN BOTH BUSINESSES AT WACHOVIA AND FIRST UNION, AND THIS IS A VERY MANAGEABLE PROCESS.

>>MCCOY: I WANT TO ANSWER YOUR QUESTION ON DUE DILIGENCE. THIS IS BOB MCCOY. THE DUE DILIGENCE TEAMS PROBABLY NUMBERED OVER 150 PEOPLE. WE WERE IN THIS OFFSITE LOCATION IN NORTH CAROLINA WHERE WE HAD SIGNIFICANT AMOUNTS OF PEOPLE, FILES, AND ETCETERA, BUT I THINK THE ONE TO REALLY ZERO IN ON WAS THE CREDIT DUE DILIGENCE.
      I THINK DON AND ROB WOULD SAY IT WAS VERY STRENUOUS. A CONSIDERABLE NUMBER OF CREDIT PEOPLE IN A LARGE ROOM. A LOT OF WORK HAD BEEN DONE ELECTRONICALLY TO DETERMINE WHAT THE FILES LOOKED LIKE, WHAT FILES WE NEEDED, BUT I WOULD SAY IT WAS A LOT OF DUE DILIGENCE DONE IN A RELATIVELY SHORT PERIOD OF TIME, SIGNIFICANT NUMBERS OF PEOPLE. BUT THERE WAS SUCH OPENNESS DURING THE DUE DILIGENCE, AS WE STARTED WITH INSTRUCTIONS FROM KEN AND BUD THAT THIS WAS TO BE OPEN AND THIS WAS TO BE SHOW EVERYBODY EVERYTHING, I THINK IT WORKED THAT WAY. BUT IT WAS A LOT OF PEOPLE IN A VERY SHORT PERIOD OF TIME LOOKING PRINCIPALLY AT CREDIT, PRINCIPALLY AT CONTRACTS AND PRINCIPALLY AT HUMAN RESOURCE ISSUES AND ALL OF THE OTHER ISSUES YOU CAN PUT TOGETHER.
       OBVIOUSLY IN THAT PERIOD OF TIME, YOU CANNOT MAKE DECISIONS WITH RESPECTS TO LINES OF BUSINESSES, BUT THERE WAS A BETTER UNDERSTANDING OF WHAT EACH COMPANY DID AND WHAT EACH COMPANY LOOKED LIKE, AND WE REALLY GOT BEHIND THE NUMBERS. SO I THINK FOR THE PERIOD OF TIME WE SPENT, IT WAS AN INCREDIBLE AMOUNT OF DUE DILIGENCE.

>>KELLY: I WOULD ADD ON THAT AND YOU ASKED THE QUESTION ABOUT THE REVENUE SIDE, IN FACT, WE DID IN THE ORIGINAL DISCUSSIONS WE HAD, WE DID INCLUDE REVENUE ATTRITION OF ABOUT $79 MILLION AFTER TAX BY YEAR 4. AND HALF OF THAT WAS CAUSED BY OURSELVES, I.E., BY THE REDUCTION OF OVERLAPPING EXCESS CREDIT EXPOSURES, AND THE REST OF IT WAS BUILT UP LINE BY LINE BY OUR DIFFERENT BUSINESS HEADS BY PRODUCT, AND THEN WHEN WE GOT INTO DUE DILIGENCE AND WE GOT OUR BUSINESS HEADS TALKING TO EACH OTHER AND GOING THROUGH THE PROCESS OF SAYING WHAT ARE THE OPPORTUNITIES HERE, WE STARTED TO POP OUT A LOT MORE OPPORTUNITIES, PARTICULARLY ON THE CAPITAL MANAGEMENT SIDE, THE BROKERAGE SIDE, THE MUTUAL FUND SIDE, WHERE THERE'S JUST SO MANY PLACES THAT WE CAN START GENERATING NEW REVENUES.
        SO THEN WE FINALLY SAID A COUPLE OF DAYS AGO, WE SAID, OKAY, WELL, LET'S BACK OFF HERE. LET'S JUST ASSUME ZERO. IT'S CLEARLY TOO CONSERVATIVE JUST TO HAVE RUNOFF IN THERE, AND LET'S JUST ELIMINATE THE LINE COMPLETELY. AND SO WE STILL FEEL IT'S VERY CONSERVATIVE.

>>THOMPSON: I THINK WE HAVE TIME FOR MAYBE TWO MORE QUESTIONS.

>>OPERATOR: OUR NEXT QUESTION FROM THE AUDIO PORTION COMES FROM DIANE MERIDIAN OF MSDW.

>>CALLER: GOOD MORNING. MY QUESTION IS FOR BUD, PLEASE. BUD, YOU LAID OUT A COUPLE WEEKS AGO AT THE INVESTOR DAY THAT YOU HAD A SPECIFIC PLANS WITH YOUR TEAM ON HOW TO GET GROWTH RATES UP OVER THE NEXT FIVE YEARS. SPECIFICALLY IN ASSET AND WEALTH MANAGEMENT, THE MIDPOINT OF YOUR NUMBERS SUGGESTED 23% COMPOUND ANNUAL GROWTH RATE. AND CORPORATE FINANCIAL SERVICES IMPLIED A 15% A YEAR GROWTH RATE. RETAIL WAS JUST ABOUT 9. SO WHAT IN THIS TRANSACTION IS SO COMPELLING THAT YOU ARE TRADING FOR LOWER GROWTH RATES IN AT LEAST TWO OF THE BUSINESSES?

>>MR. BAKER: I THINK YOU ALSO HAVE TO LOOK AT THE OVERALL GROWTH RATE BECAUSE THE NUMBERS IN THAT TRANSACTION REFLECTED ABOUT A 14% GROWTH RATE OVER THE PERIOD, BUT IF YOU ADJUSTED THOSE FOR THE BASE YEAR, WHICH WAS NOT NORMALIZED BECAUSE OF CREDIT ISSUES AND OTHER ISSUES, YOU HAVE ABOUT AN 11% GROWTH RATE, AND I THINK, AS YOU SHAKE DOWN THE OVERALL NUMBERS AND LOOK AT THE POTENTIAL THAT WE'VE BEEN TALKING ABOUT HERE THIS MORNING, I THINK WE WILL DO BETTER THAN THAT.
       I THINK ALSO AS WE LOOK AT THE LINES OF BUSINESS THAT WE HAVE PUT OUT HERE FOR YOU TODAY, WE SEE SIGNIFICANT OPPORTUNITIES THERE. SO I DON'T REALLY FEEL ANY PROBLEM IN MAKING THE ADJUSTMENT FROM THAT GROWTH RATE TO THIS ONE. I THINK THE 11% WAS GOING TO BE A VERY CHALLENGING ONE FOR US TO GET. IT WAS A GOOD SOLID GROWTH RATE.
       WE BELIEVED IN IT, BUT I THINK IT WAS CHALLENGING. I THINK WE'LL DO BETTER THAN THAT HERE BY A MARGIN, AND I THINK WE'VE GOT LOTS MORE TOOLS TO DO IT WITH. SO THIS IS A PRETTY POSITIVE STORY, I THINK.

>>CALLER: THANK YOU.

>>THOMPSON: ANY OTHER QUESTIONS?  YEAH.

>>QUESTIONER: THANKS. JUST A COUPLE OF QUICK QUESTIONS. ONE, MARKET SHARE, TO ME, IS NEVER EQUATED OR BEEN SYNONYMOUS WITH GROWTH. WHEN YOU LOOK AT YOUR RETAIL BUSINESS, YOU BUMP THE GROWTH RATE, KEN, FROM 4 TO 6% TO 7 TO 9%. HOW MUCH OF THAT IS COST SAVINGS, AND HOW MUCH IS REVENUE GROWTH?
AND THEN A QUICK QUESTION FOR BOB MCCOY. WHEN YOU LOOK AT THE EXPENSE SAVINGS, I KNOW YOU'RE LOOKING AT IT PRO FORMA, BUT BALLPARK WHAT IS WACHOVIA'S PROJECTED 2001 EXPENSES?

>>THOMPSON: JUST A WORD ON THE RETAIL GROWTH, I HAVE BEEN SAYING FOR SEVERAL MONTHS NOW THAT FIRST UNION'S GROWTH RATE OF 4 TO 6% THAT WE PUT OUT LAST YEAR, WE'RE FEELING MORE AND MORE CONFIDENT THAT WE CAN BEAT.
        WE SEE SUBSTANTIAL PROGRESS BEING MADE IN OUR GENERAL BANK. WE'RE SEEING DEPOSITS GROW. WE'RE SEEING LOAN GROWTH, AND 4 TO 6%, WE THINK WE CAN DO BETTER. WACHOVIA, I THINK, IS ALREADY GROWING AT LEAST AT THAT RATE, AND WE'RE GOING TO GET SUBSTANTIAL EFFICIENCIES WHEN WE PUT THE TWO ORGANIZATIONS TOGETHER. SO I THINK THE 7 TO 9% IS VERY DOABLE.

>>BAKER: I WOULD LIKE TO MAKE JUST ONE COMMENT ON THAT. ONE OF THE THINGS THAT IS SO INTERESTING ABOUT THIS TRANSACTION IS THE RETAIL BANK. I'VE BEEN SORT OF FUSSING ABOUT RETAIL FOR A LONG TIME, TRYING TO THINK ABOUT WHAT IT IS WE'RE GOING TO DO FOR THE CUSTOMER THAT WILL HAVE VALUE, BUT WHEN YOU LOOK AT THE SHARE NUMBERS HERE IN THESE MARKETS THAT WE'RE GOING TO HAVE AND THEN GO BEYOND THAT AND LOOK AT THE INCREDIBLE DENSITY -- I USE THAT WORD BECAUSE I CAN'T THINK OF ANOTHER WORD -- IN HIGH-GROWTH ELEMENTS OF THOSE MARKET PLACES. IT'S REALLY BEEN OUR EXPERIENCE FOR A LONG TIME THAT THAT IS WHERE SCALE REALLY COMES TO PLAY, BECAUSE WHEN YOU HAVE DENSITY, AS WE KIND OF TRY TO DEFINE IT IN HIGH-GROWTH MARKETS, IT DOESN'T JUST -- IT DOESN'T JUST HELP YOU IN RETAIL. THERE'S A MULTIPLIER AFFECT THAT COMES ACROSS FOR WEALTH MANAGEMENT AND FOR COMMERCIAL BUSINESSES, AND THEN IT HELPS YOU IN RETAIL ALSO.
       I MEAN, WE ALL SPEND A LOT OF TIME TALKING ABOUT BRANCHES, BUT THE TRUTH IS, THE MORE BRANCHES YOU HAVE IN AN AREA, THE MORE ADVERTISING YOU HAVE, THE MORE PEOPLE YOU HAVE OUT IN THE MARKETPLACE. THERE'S CLEARLY A MULTIPLIER AFFECT, PARTICULARLY IN HIGH-GROWTH MARKET. SO I THINK THERE'S SOME CONSIDERABLE ROOM FOR OPTIMISM.

>>MCCOY: ON YOUR QUESTION ABOUT THE EXPENSE, IT'S ABOUT 35% OF THE WACHOVIA
BASE.

>>THOMPSON: WELL, I THINK WE HAVE NO -- OKAY, ONE MORE.

>>CALLER: THANK YOU, AT LAST. I'M BRUCE WILCOX OF CUMBERLAND ASSOCIATES. I WANT TO COME BACK TO THIS FREE CASH FLOW. THE SLIDE WHERE YOU COMPARED IRRs FOR SHARE REPURCHASE VERSUS OTHER ALTERNATIVES, I PRESUME YOU MEANT CLOSING PRICES FOR IRR ON SHARE REPURCHASE? IS THAT A FAIR ASSUMPTION?

>>KELLY: RIGHT.  JUST FOR SIMPLICITY.

>>GOOD. WITH REGARD TO THE RA PART OF RAROC, WOULD YOU AGREE IF YOU HAD IDENTICAL NUMERICAL IRRs THAT THE RA IN RAROC IN REPURCHASE IS ALMOST CERTAINLY LOWER THAN IN ACQUISITION?

>>KELLY: YES, THE RAROC IN STOCK REPURCHASING WOULD BE LOWER?

>>I'M TALKING ABOUT THE RISK ADJUSTED PART OF THE RISK ADJUSTED RETURN ANALYSIS.

>>KELLY: YEAH.

>>ALL RIGHT.  THANK YOU.

>>THOMPSON: IT IS ALSO NOT AS LUCRATIVE, THOUGH, IF YOU CAN REINVEST AND DO SOMETHING WITH IT, AND THAT'S THE BEAUTY OF THIS COMBINATION AS WE FEEL VERY CONFIDENT THAT WE CAN TAKE THAT CAPITAL AND INVEST IT AND MAKE MORE THAN WE COULD THE OTHER WAY.
       WELL, I JUST WANT TO THANK YOU ALL FOR BEING HERE. WE BELIEVE THIS IS A COMPELLING, STRATEGIC COMBINATION, AND WE THINK IT WILL BE -- IT WILL CREATE TREMENDOUS SHAREHOLDER VALUE, AND WE THANK YOU FOR BEING HERE.

>>BAKER: I WOULD SAY IT'S A GREAT PLEASURE TO BE HERE WITH KEN AND HIS ASSOCIATES, AND THE LAST THING I'LL SAY IS, IT'S A NEW KIND OF COMPANY. IT'S A GREAT STRATEGY. AND THE INTEGRATION IS ALREADY MOVING FORWARD.

>>THOMPSON: THANK YOU.

          ************************************************************

THE FOLLOWING IS A TRANSCRIPT OF FIRST UNION'S EARNINGS Q&A TELECONFERENCE HELD ON APRIL 16, 2001


                     APRIL 16, 2001
                EARNINGS CONFERENCE CALL
                  HOSTED BY BOB KELLY
                       1:00 P.M.



       >>MS. LEHMAN: THANK YOU, OPERATOR, AND GOOD AFTERNOON TO ALL OF YOU ON THE LINE. WELCOME TO OUR LIVE Q&A AROUND FIRST QUARTER EARNINGS. BEFORE WE BEGIN THE CALL, I NEED TO TAKE CARE OF A FEW HOUSEKEEPING DETAILS. FIRST OF ALL, PRIOR TO ASKING YOUR QUESTION, PLEASE IDENTIFY YOURSELF AND YOUR FIRM.
       SECONDLY, THIS IS AN EARNINGS CALL, SO WHAT WE WILL ENDEAVOR TO DO IS ANSWER ALL QUESTIONS RELATED TO EARNINGS, AND IF WE HAVE ANY TIME LEFT OVER, IF THERE ARE OTHER QUESTIONS RELATED TO OUR ANNOUNCEMENT OF OUR MERGER WITH WACHOVIA, WE WILL TRY TO TAKE THOSE QUESTIONS TOO.
       AND, FINALLY, OUR LAWYERS HAVE ASKED THAT I REMIND YOU THAT ANY FORWARD-LOOKING STATEMENTS MADE DURING THIS Q&A ARE SUBJECT TO RISKS AND UNCERTAINTIES, AND FACTORS THAT COULD CAUSE OUR RESULTS TO DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS ARE SET FORTH IN OUR PUBLIC REPORTS FILED WITH THE SEC INCLUDING OUR CURRENT REPORT ON FORM 8K, DATED APRIL 16TH, 2001.
       NOW, LET ME TURN IT OVER TO FIRST UNION'S CHIEF FINANCIAL OFFICER, BOB KELLY.
       >>BOB:  GOOD AFTERNOON, EVERYONE.
AND THANKS VERY MUCH FOR CALLING IN. WE HAVE EVERYONE THAT YOU WOULD NORMALLY EXPECT TO BE ON THE LINE WITH US FROM OUR VARIOUS BUSINESSES, AND WE'LL BE HAPPY TO ANSWER ANY QUESTIONS YOU HAVE.
       TODAY IS DIFFERENT, OF COURSE, BECAUSE ALTHOUGH WE DO HAVE A FULL INVESTOR PACKAGE, WE WENT THROUGH THAT THIS MORNING, AND I WILL ASSUME - VIA THE TAPED CALL - THAT EVERYONE TOOK THE OPPORTUNITY TO FLIP THROUGH THAT, THE PACKAGE, AND TO LISTEN TO OUR COMMENTS FROM THE TAPE.
        THE ONLY THING I WOULD SAY IS JUST TO REITERATE IN TERMS OF HOW WE THOUGHT ABOUT THE FIRST QUARTER ON A LINKED QUARTER BASIS, WE THOUGHT WE HAD A PRETTY GOOD QUARTER, AND THE THINGS HAVE STUCK OUT TO OURSELVES THAT WOULD BE MOST SIGNIFICANT IS THAT WE ARE ENCOURAGED BY THE STRENGTH OF OUR CORE BUSINESSES IN THE TOUGH MARKET THAT WE HAVE SEEN OURSELVES IN.
       CHARGE-OFFS WERE GREAT AT 53 BASIS POINTS, AND, OF COURSE, LOWER THAN THE GUIDANCE WE HAVE BEEN PROVIDING. HOWEVER, IT'S STILL EARLY IN THE YEAR, AND WE'RE STICKING WITH THAT.
       THE NPAS, THE RISE IN THE NPAS, WAS ALSO ENCOURAGING, AND PERHAPS JUST AS SIGNIFICANTLY, OUR BUSINESS UNITS ACROSS THE COMPANY DEMONSTRATED EXCELLENT EXPENSE CONTROL, AND I THINK THAT BODES WELL FOR THE REST OF THE YEAR. I DON'T SEE THIS AS A ONE-TIME THING. I WOULD LIKE TO THINK THIS SOMETHING THAT WE CAN KEEP GOING AS WE CONTINUE TO BUILD OUR EXPENSE CULTURE.
        SO WITHOUT ANY FURTHER ADO, PERHAPS TO BE MOST EFFICIENT, WHY DON'T WE OPEN IT UP FOR QUESTIONS.
        OPERATOR, ARE THERE ANY QUESTIONS ON THE LINE OR ANY CALLS?

>>OPERATOR: YES, SIR. JUST TO REPEAT, IF ANYONE DOES HAVE A QUESTION, PLEASE PRESS STAR ONE ON YOUR TELEPHONE TOUCH PAD. OUR FIRST QUESTION COMES FROM ANDY COLLINS OF I.N.G. BARINGS.

>>CALLER: I WAS WONDERING, IN TERMS OF YEAR-TO-YEAR REVENUE GROWTH, HAVE YOU GUYS KIND OF FIGURED OUT HOW MUCH OF THE DECLINE HAS COME FROM BUSINESS SALES, CAPITAL MARKETS WEAKNESS, THAT'S NUMBER ONE? AND THE SECOND ONE IS CROSS-SELL STATISTICS - DO YOU HAVE ANY FOR THE SALE OF INVESTMENT PRODUCTS IN THE BRANCH, OR CORPORATE INVESTMENT BANKING PRODUCTS CROSS-SELL TO CORPORATE LOAN CLIENTS? ANYTHING LIKE THAT?

>>KELLY: OVERALL, WE DON'T - I THINK WE SHOULD TALK TO THE CORPORATE INVESTMENT BANK TO START OFF WITH, THOUGH, TO GIVE A BIT OF A SENSE IN TERMS OF WHAT'S GOING ON IN THE CROSS-SELL SIDE AND THE TYPES OF PRODUCTS BEING SOLD. I DON'T KNOW IF BARNES OR STEVE WOULD LIKE TO ADDRESS THAT QUESTION.

>>MR. CUMMINGS: YEAH, BOB, SORRY. STEVE CUMMINGS HERE. NO, WE DO NOT HAVE A TRACKING STATISTIC ON THAT. I WOULD SAY OBVIOUSLY IF YOU LOOK AT THE INFORMATION PROVIDED, OUR VOLUMES ARE DOWN.
        I CAN JUST GENERALLY SAY THAT WE ARE PLEASED WITH THE PROGRESS WE'VE BEEN MAKING, AND CROSS-SELLING OUR VARIETY OF PRODUCTS, BUT IT'S A MARKET ENVIRONMENT WHERE IT'S REALLY FAIRLY DIFFICULT TO EVALUATE GIVEN THE OVERALL LEVEL OF VOLUME.

>>KELLY:  GREAT.

>>CALLER:  INVESTMENT SALES, ANY IDEAS?

>>KELLY:  DON, ANY COMMENTS ON THE INVESTMENT SALES SIDE?

>>JENKINS:  BOB, THIS IS BEN JENKINS.  LET ME COMMENT JUST QUICKLY...

>>CALLER:  HI, BEN.

>>BEN: ... ON CROSS-SELLS FOR THE RETAIL BANK. AS I THINK WE HAVE SAID, ANDY, WE TRACK LESS AROUND CROSS-SELLS AND MORE AROUND SOMETHING WE CALL THE SWEET SPOT-HOW MANY OF OUR CUSTOMERS USE FIRST UNION FOR TRANSACTION PRODUCTS, BORROWING PRODUCTS, SAVINGS AND INVESTMENT PRODUCTS, AND WE TRACK THAT BECAUSE THAT'S OUR MOST PROFITABLE CUSTOMER AND THAT'S THE CUSTOMER THAT'S THE LEAST LIKELY TO LEAVE US, IT'S CUSTOMERS IN OUR SWEET SPOT.
        THAT PERCENTAGE OF OVERALL CUSTOMERS IS THE NUMBER THAT'S IN THE SWEET SPOT, MOVED FROM 20% IN THE FIRST PART OF 2000 TO 25% AT THE FIRST QUARTER OF 2000.
       WE DON'T HAVE FIRST QUARTER KINDS OF NUMBERS, BUT WE'RE VERY PLEASED WITH THAT OVERALL PENETRATION AND DEEPENING OF CUSTOMERS.
       A LOT OF IT IS AROUND INVESTMENT SALES. OUR INVESTMENT SALES IN THE FIRST QUARTER, COMMISSIONS EARNED IN SALES IN OUR BRANCHES WAS UP 10% ON A LINKED QUARTER BASIS FROM THE FOURTH QUARTER OF 2000.

>>MR. MCMULLEN:  BOB, THIS IS DON MCMULLEN.
HI, ANDY.

>>CALLER: HI.

>>DON: JUST TO GIVE A LITTLE MORE COLOR, I THINK OUR PRODUCT STRENGTH HELPED A LOT BECAUSE THE ANNUITY BUSINESS PICKED UP AGAIN, ESPECIALLY IN OUR BRANCH SYSTEM.
        NET, NET, IN MUTUAL FUNDS, WE SAW A BETTER NET FLOW THAN WE'VE SEEN IN THE PAST, AND THE FLIP -- THE FLIP CROSS-SELL WOULD BE PRODUCTS THROUGH OUR OUTSIDE BROKERAGE CHANNEL. WE'VE REALLY PICKED UP ON THE LOAN AND TRUST SIDE OF THE EQUATION THERE, WHERE WE BOOKED ABOUT $92 MILLION WORTH OF LOANS IN THE FIRST QUARTER.
       WE HAVE SOMETHING LIKE 4,000 DIFFERENT LOAN REFERRALS GOING ON AT THE MOMENT, AND WE HAD ABOUT $60 MILLION WORTH OF REFERRALS IN TRUST, REPRESENTING ABOUT $140 MILLION WORTH OF TRUST ASSETS.
       SO BOTH WITHIN INSIDE OF OUR BANK BRANCHES AND OUR EXTERNAL BROKERAGE BRANCHES WERE GETTING A GOOD FLOW STARTING TO OCCUR OF THE DIFFERENT KINDS OF PRODUCTS EACH ORGANIZATION HAS TO SHARE WITH EACH OTHER.

>>KELLY: YOU KNOW, ANDY, IF I COULD -- THANKS, DON AND BEN AND STEVE -- IF YOU GO TO PAGE 6 OF YOUR INVESTOR PACKAGE, THE FEE AND OTHER INCOME, YOU CAN SEE THAT FIRST QUARTER WAS $15.46, BUT I THINK IT MIGHT BE HELPFUL IF YOU TOOK A LOOK AT THE SECOND TO LAST LINE, WHICH IS PRINCIPAL INVESTING. IT WAS A DECLINE OF $43 MILLION IN TERMS OF REVENUE. VERSUS THE FIRST QUARTER LAST YEAR IT WAS $199 MILLION, SO ON A COMPARATIVE BASIS, I THINK THAT YOU'D FIND THAT THE NUMBERS ARE MUCH BETTER COMPARED TO THE TOTALS.

>>CALLER: GREAT.

>>OPERATOR: THANK YOU. OUR NEXT QUESTION COMES FROM BRIAN LOSS OF CHESAPEAKE PARTNERS.

>>CALLER: HI. I ACTUALLY HAD A QUESTION ON THE WACHOVIA TRANSACTION. I WAS WONDERING IF THERE ARE ANY RESTRICTIONS ON EITHER SIDES' ABILITY TO TALK TO OTHER PARTIES IF YOU WERE TO BE APPROACHED, AND WHAT THE BREAK-UP FEE ON THE TRANSACTION IS?

>>KELLY: WELL, AS WE INDICATED, WE WOULD LIKE TO, IF WE COULD, TAKE THOSE QUESTIONS AT THE END, AND WE WOULD LIKE TO STICK TO THE FIRST QUARTER QUESTION. WE'LL DEAL WITH THOSE FIRST, BUT I WILL TAKE NOTE OF YOUR QUESTION, AND WE'LL DEAL WITH IT IF WE HAVE TIME AT THE END.

>>CALLER: THANK YOU.

>>OPERATOR:   THANK YOU.  OUR NEXT QUESTION COMES FROM RON MANDLE OF BERNSTEIN.

>>KELLY:  HI, RON.

>>CALLER: HI, FELLAS. I HAVE A QUESTION ABOUT ASSET QUALITY. I GUESS TWO ASPECTS OF IT. ONE IS THAT YOUR PROVISION WAS CONSIDERABLY IN EXCESS OF YOUR CHARGE-OFFS, AND I GUESS IN THE CONTEXT OF THE RESERVE BUILDING THAT YOU DID IN CONNECTION WITH THE WACHOVIA MERGER, I'M NOT SURE EXACTLY HOW TO PUT THESE TWO TOGETHER AND HOW WE SHOULD THINK ABOUT PROVISIONING VERSUS CHARGE-OFFS AT LEAST IN THE SECOND QUARTER AND MAYBE BEYOND THAT, IF YOU WANTED TO DISCUSS THAT. AND THEN JUST, YOU KNOW, SOMEWHAT RELATED IN THE FLOW CHART ON NON-PERFORMING ASSETS, YOU, AS YOU NOTED, IT EXCLUDES ASSETS TRANSFERRED TO ASSETS HELD FOR SALE, BUT IT LOOKS LIKE IN

THE QUARTER, THERE REALLY WASN'T MUCH OF A TRANSFER, SO IF YOU COULD COMMENT ON THAT PLEASE, ALSO.

>>NIMMO: RON, THIS IS ROB NIMMO, LET ME TAKE THOSE QUESTIONS. WE INDICATED LAST YEAR AND GOING INTO THIS YEAR THAT IT WAS OUR INTENTION TO MODESTLY OVERPROVIDE DURING THE COURSE OF THE YEAR, AND THAT'S WHAT THIS $60 MILLION INCREASE TO THE RESERVE DOES, AND YOU KNOW, WE WILL LOOK FOR OPPORTUNITIES CONSISTENT WITH THAT THROUGH THE REST OF THE YEAR TO CONTINUE DOING THAT.
       OUR THINKING AROUND THE $415 MILLION INCREMENT TO THE RESERVE FOR THE COMBINED COMPANY IS A THOUGHT THAT ARISES REALLY OUT OF TWO THINGS. THE FIRST IS JUST CONCENTRATIONS THAT THE COMBINED COMPANY WILL HAVE TO CERTAIN BORROWERS AND ALSO TO CERTAIN INDUSTRIES, AND WE FEEL IT'S PRUDENT TO INCREASE THE RESERVE TO ACCOMMODATE THAT. WE'LL WORK THE ISSUE ON BOTH SIDES.
         WE BOTH INTEND TO INCREASE THE RESERVE AND TO, OVER TIME, WORK DOWN THE CONCENTRATIONS.
       SECONDLY, WE WILL BE WORKING ON CONFORMING OUR RESERVING METHODOLOGIES. WE'LL TRY, IN THIS AREA, AS IN OTHER AREAS, TO TAKE THE BEST THAT WE EACH HAVE FOR THE NEW COMPANY, AND THAT WILL, WE BELIEVE, REQUIRE US TO INCREASE OUR PROVISION BY THE 450.
       ON THE LAST QUESTION YOU HAVE, THE LAST PART OF YOUR QUESTION ABOUT NON-PERFORMING ASSET FLOWS, THERE ACTUALLY WAS A TRANSFER TO THE HELD FOR SALE DURING THE FIRST QUARTER, AND -- ACTUALLY, I'M SORRY, I THOUGHT WE HAD IT. I'M JUST LOOKING AT THE TABLE HERE. IT DOESN'T SHOW UP THAT WE DID HAVE A TRANSFER.
       IT MUST HAVE MAYBE TAKEN PLACE IN THE FIRST HALF OF THE FIRST COUPLE OF DAYS OF THE SECOND QUARTER WHERE WE MOVED SOME ASSETS OUT OF THE FIRST UNION HOME EQUITY BANK INTO ASSETS HELD FOR SALE, SO IT DOESN'T SHOW UP IN THE FIRST QUARTER. IT HAS BEEN DONE. IT MUST HAVE HAPPENED IN THE EARLY DAYS OF THE SECOND QUARTER.

>>TOM WURTZ: I THINK THERE'S ALSO A VERY POSITIVE STORY AROUND THE PROGRESS THAT WAS MADE IN REDUCING THE ASSETS HELD FOR SALE ASSOCIATED WITH THE STRATEGIC REPOSITIONING.

>>CALLER: YEAH, THE MONEY STORE SALE.

>>WURTZ: RIGHT. YOU GO FROM $4.2 BILLION DOWN TO ABOUT 689, AND SUBSEQUENT TO QUARTER END, WE WERE SUCCESSFUL IN SELLING ABOUT ANOTHER $120 MILLION OF NON-PERFORMING CONSUMER LOANS OUT OF THAT BOOK OF BUSINESS, AND ALSO ABOUT ANOTHER $40 MILLION OF THE COMMERCIAL LOANS THAT WERE IN THE AVAILABLE FOR SALE, AND WE'RE CONTINUING TO MAKE REAL GOOD PROGRESS THERE.
       AS ROB MENTIONED, INDEPENDENT OF THE RESTRUCTURING ACTIVITIES, WE'RE CONTINUING TO TAKE REAL AGGRESSIVE ACTION IN THE REMAINDER OF THE COMMERCIAL AND CONSUMER BOOK TO IMPROVE THE SITUATION.

>>CALLER: AND HOW MUCH WAS THE TRANSFER HE REFERRED TO, ROB, FOR HOME EQUITY LOANS?

>>NIMMO:  IT WAS ABOUT $85 MILLION.

>>CALLER: OKAY. AND, BOB, IF YOU COULD ALSO TAKE NOTE IN REGARD TO, YOU KNOW, WHAT THE CREDIT CULTURES WERE LIKE BETWEEN THE TWO COMPANIES AND HOW MUCH RECLASSIFICATIONS THERE MIGHT HAVE BEEN BECAUSE THERE WERE

SOMEWHAT DIFFERENT APPROACHES TO LOOKING AT, YOU KNOW, CRITICIZED OR RECLASSIFIED LOANS?

>>KELLY:  WE'LL COME BACK TO THAT, IF WE MAY.

>>CALLER: THAT'S FINE.  THANKS.

>>KELLY:  THANK YOU.  NEXT QUESTION.

>>OPERATOR:  NEXT QUESTION COMES FROM CHRISTOPHER STAR OF PRUDENTIAL SECURITIES.

>>CALLER: HI, IT'S MIKE MAYO.

>>KELLY:  HI, MIKE.

>>CALLER: HOW YA DOIN'? BANK AMERICA IS SAYING THEY'RE SEEING MORE PROBLEMS IN THE MIDDLE MARKET CATEGORY, BUT FOR THEM, AT LEAST, CREDIT CARDS ARE STILL FINE. CAN YOU GIVE A LITTLE BIT MORE COLOR ON INFLOWS, OUTFLOWS, SAY, THE SMALLER MIDDLE MARKET LEVEL AND ANY OTHER CATEGORIES.

>>NIMMO: THE MIDDLE MARKET FOR US IS STILL HOLDING UP PRETTY WELL. THIS IS ROB NIMMO. WE HAD A COUPLE OF LARGER TRANSACTIONS MOVE THROUGH, BUT IN GENERAL, THAT PORTFOLIO IS HOLDING OUT VERY WELL, AND MUCH STRONGER THAN WHAT WE'RE SEEING AT THE UPPER END OF THE MARKET.

>>CALLER: AND ON THE CONSUMER SIDE, I KNOW BANK OF AMERICA HAD SOME CONSUMER FINANCE PROBLEMS GO UP. WHAT ARE YOU SEEING THERE?

>>NIMMO: YOU SAW OUR 90-DAY DELINQUENCIES MOVE UP BY $37 MILLION OF WHICH ABOUT 20 WERE IN OUR HOME EQUITY BANK, AND THE BALANCE IN COMMERCIAL LOAN WHICH MOVED OVER THE 90-DAY DELINQUENCY, SO WE HAVE SEEN SOME PRESSURE IN THE HOME EQUITY BANK PRODUCT LINE, BUT IT'S VERY MANAGEABLE.

>>CALLER: GOOD. IF I CAN JUST ASK ONE SEPARATE QUESTION? FIRST UNION'S CURRENT INITIATIVES, WHAT SORT OF EXPENSE SAVINGS REMAIN?

>>KELLY: WE HAVE THEM SPREAD BY QUARTER, MIKE, AND WE HAVE THEM BUILT INTO OUR BUDGETS, AND THERE WILL BE A BIT OF ACCELERATION IN SUBSEQUENT QUARTERS, BUT I WOULDN'T SAY TREMENDOUSLY.
       THE REAL DIFFERENCE HERE, MIKE, IS THAT VIS-A-VIS THINGS WE'VE LOCKED AND LOADED IN THE BUDGET, IT'S JUST A VERY DIFFERENT LOOK AND FEEL IN HOW PEOPLE SPEND MONEY NOW, SO YOU DON'T SPEND UNLESS IT'S ABSOLUTELY WITHIN POLICY. MORE IMPORTANTLY, PEOPLE WON'T BRING FORWARD PROJECTS UNLESS THE ECONOMICS MAKES SENSE AND THEY'RE SIGNED OFF BY SENIOR PEOPLE. SO WE'RE WITNESSING SOMETHING QUITE MATERIAL HERE.

>>CALLER: AND YOU'RE SEEING THAT AT THE BOTTOM LINE LEVEL?

>>KELLY:  YEP.

>>CALLER: OKAY.  THANKS A LOT.

>>KELLY:  OKAY.

>>OPERATOR: THANK YOU. ONCE AGAIN, IF YOU DO HAVE A QUESTION ABOUT THE FIRST QUARTER EARNINGS, PLEASE PRESS STAR ONE ON YOUR TELEPHONE TOUCH PAD. WE'LL WAIT A MOMENT FOR ANY QUESTIONS. WE HAVE A QUESTION FROM CATHERINE MURRAY FROM J.P. MORGAN.

>>CALLER: HELLO. COULD YOU PLEASE JUST ELABORATE A BIT ON THE IN-FLOWS INTO NON-ACCRUAL LOANS? I KNOW THEY WERE DOWN FROM LAST QUARTER BUT STILL FAIRLY SIZABLE, AND ANY STATEMENTS COULD YOU GIVE US ON THE OUTLOOK FOR THAT ITEM WOULD ALSO BE HELPFUL.

>>NIMMO: ROB NIMMO AGAIN, KATHERINE. ON THE OUTLOOK, WE'VE BEEN PLEASANTLY SURPRISED WITH WHAT'S HAPPENED DURING THE FIRST QUARTER. I THINK WHEN WE WERE LOOKING OUT FROM THE FOURTH QUARTER, WE THOUGHT THAT THIS WOULD BE A VERY DIFFICULT YEAR, AND, IN FACT, AS BOB MENTIONED IN HIS INTRODUCTION, THIS HAS BEEN A MUCH BETTER QUARTER THAN WE HAD EXPECTED.
      WE STILL THINK THAT WITH THE SOFTNESS IN THE ECONOMY, THERE IS THE POSSIBILITY THAT THE CREDIT PICTURE WILL DETERIORATE SOME MORE, SO WE -- AS YOU, I THINK, WOULD UNDERSTAND, WE HAVEN'T CHANGED OUR GUIDANCE FOR THE YEAR IN THE SENSE OF CHARGE-OFFS OR THE EXPECTATION THAT OUR NON-PERFORMING ASSETS WILL INCREASE, BUT VERY MUCH IT'S A GENERAL MARKET LEVELS - WE DON'T EXPECT ANYTHING SPECIAL TO COME IN.
       WHEN WE LOOK AT THE IN-FLOW OF LOANS ON THE ON THE FORMAT THAT WE SHOWED YOU, THERE ARE $251 MILLION OF NEW NON-ACCRUALS COMING IN. THAT'S LESS, OBVIOUSLY, THAN THE FOURTH QUARTER, BECAUSE IN THE FOURTH QUARTER, WE HAD THE SINGLE LARGE CREDIT THAT CAME IN.
        THERE ARE REALLY RELATIVELY FEW LARGER CREDITS THAT COME IN. MOST OF THE NAMES THAT WE'RE SEEING COMING IN ARE OF MANAGEABLE SIZE, BUT THERE HAVE BEEN A COUPLE OF CIRCUMSTANCES IN THE FIRST QUARTER OF SPECIFIC CASES. I'M THINKING ABOUT ASBESTOS-RELATED CASES, FOR EXAMPLE, AND WE HAVE SOME EXPOSURES IN COMPANIES LIKE THAT, AND THEY MAKE UP A PORTION OF THE NEW NON-ACCRUALS COMING INTO THE NPA CATEGORY.

>>CALLER: AT THIS POINT, WOULD YOU ANTICIPATE THAT THE NEW NON-ACCRUALS IN THE NEXT COUPLE OF QUARTERS WILL REMAIN AROUND THESE LEVELS, AS BEST YOU CAN JUDGE?

>>NIMMO: AS BEST AS WE CAN JUDGE. AT THIS LEVEL OR POSSIBLY SLIGHTLY HIGHER, BUT NOTHING SIGNIFICANTLY DIFFERENT FROM WHERE WE ARE NOW.

>>CALLER: THANK YOU.

>>KELLY: THANK YOU, CATHERINE.

>>OPERATOR: THANK YOU. ONCE AGAIN, IF YOU DO HAVE A QUESTION ABOUT THE FIRST QUARTER EARNINGS, PLEASE PRESS STAR ONE ON YOUR TELEPHONE TOUCH PAD.

>>KELLY: WELL, IT SOUNDS LIKE WE'RE DONE WITH THE FIRST QUARTER EARNINGS. LET'S GET DIRECTLY TO THE MERGER.
       THERE WAS A QUESTION ASKED, FIRSTLY, ABOUT THE AGREEMENT ALLOWED FOR...TO TALK TO OTHER PARTIES, AND WHAT ARE THE BREAK-UP FEES.
       WE DID INDICATE IN THE MEETING THAT IN THE POOLING OF INTEREST ENVIRONMENT THE CROSS OPTION LOCK-UP IS... WE HAVE DEAL PROTECTION IN PLACE THAT'S DIFFERENT THAN THE TRADITIONAL PROVISIONS. I DON'T INTEND TO

GO INTO DETAIL ON THAT, BUT THAT WILL BE AVAILABLE IN DETAIL NEXT WEEK WHEN YOU GET THE k IN TERMS OF THE MERGER AGREEMENT.
       WE'LL GO INTO THAT IN DETAIL, AND WE'RE COMFORTABLE THAT IT'S -- THAT YOU'LL HAVE A GOOD OVERVIEW OF THAT NEXT WEEK. PROBABLY IN LESS THAN A WEEK.
        IN TERMS OF THE CREDIT CULTURE PERHAPS, ROB, YOU COULD SPEAK TO THAT.

>>NIMMO: CREDIT CULTURES ARE TWO COMPANIES IN A PROCESS SENSE ARE DIFFERENT. THE WACHOVIA CULTURE IS VERY MUCH TO MANAGE BASED ON THEIR CULTURE, AND PROBABLY IN FIRST UNION, WE ARE MORE PROCESS ORIENTED AND HAVE A BIT MORE BUREAUCRACY AROUND WHAT WE DO IN OUR CREDIT PROCESS, SO MORE CLEAR DIFFERENTIATION BETWEEN THE LINE PART OF OUR BUSINESSES AND THE RISK MANAGEMENT PARTS OF OUR BUSINESSES. BUT I THINK PHILOSOPHICALLY WE'RE VERY COMPATIBLE IN THE WAY THAT WE LOOK AT RISKS, AND SO I THINK THAT ACTUALLY BRINGING THE TWO CULTURES TOGETHER WILL BE RELATIVELY EASY TO DO, AND I THINK WE'LL FORM A RELATIVELY STRONG BASE FOR THE NEW COMPANY GOING FORWARD.
         THERE WAS ANOTHER QUESTION ABOUT RESERVING, I THINK, RON, THAT YOU HAD, AND THE ANSWER TO OUR OUTLOOK ON RESERVING AND THE REASON THAT WE BELIEVE AN INCREASE IN THE LEVEL OF RESERVES IS APPROPRIATE IS PRIMARILY AROUND CONCENTRATIONS, BOTH SINGLE NAME AND INDUSTRY.
         AS A COMBINED COMPANY, WE HAVEN'T MADE ANY DECISIONS YET ABOUT WHAT OUR HOUSE LIMITS WILL BE AROUND OUR HOLD LEVELS, BUT IT'S PRETTY CLEAR THAT ONE PLUS ONE IS NOT GOING TO EQUAL TWO, SO IF WE BOTH LEND TO A CUSTOMER, THE NEW LIMIT FOR THAT CUSTOMER WILL NOT BE THE SUM OF THE TWO INDIVIDUAL HOUSE LIMITS. IT WILL BE A NUMBER LESS THAN THAT.
       AND SO THAT'S THE REASON WE -- ONE OF THE PRINCIPAL REASONS THAT WE BELIEVE THAT IT'S APPROPRIATE TO INCREASE OUR RESERVING, AND THE SECOND IS JUST AROUND METHODOLOGY.
       THERE ARE SOME SLIGHT DIFFERENCES BETWEEN WHAT WACHOVIA DOES AND WHAT WE DO AT FIRST UNION. AS I SAY, WE'LL CONFORM THE METHODOLOGIES, AND WE THINK WE HAVE AN OPPORTUNITY TO ACTUALLY TO INTRODUCE SOME NEW THOUGHTS THAT WE BOTH HAVE ABOUT MAKING THE RESERVING METHODOLOGIES THAT WE HAVE EVEN MORE ROBUST THAN THEY ARE CURRENTLY.

>>KELLY: I THINK IT'S FAIR TO SAY, TOO -- THIS IS BOB, AGAIN -- FROM ROB'S COMMENTS THAT, YOU KNOW, THERE WILL BE OPPORTUNITIES, AND IN FACT, INTENTIONAL ACTIONS OVER THE NEXT WHILE TO BRING DOWN SOME OF THESE SINGLE-NAME EXPOSURES. OTHER QUESTIONS?

>>OPERATOR: THANK YOU, SIR. ONCE AGAIN, IF YOU DO HAVE A QUESTION, PLEASE PRESS STAR ONE ON YOUR TELEPHONE TOUCH PAD.

>>KELLY: OKAY. WELL, THANK YOU, OPERATOR. THANK YOU, EVERYONE. I REALLY APPRECIATE YOU CALLING IN.

>>OPERATOR:  I'M SORRY.  SIR, WE DO HAVE ANOTHER QUESTION.

>>KELLY:  OKAY.  WE'LL TAKE ONE MORE.

>>OPERATOR:  FROM ERIC GRUBELICH OF KBW FIXED INCOME.

>>CALLER: HI. COULD YOU TELL ME, ON THE PORTFOLIO OF MONEY STORE LOANS THAT YOU SOLD, $2.3 BILLION, DID YOU RETAIN ANY TYPE OF RESIDUAL INTEREST OR RISK EXPOSURE IN THAT TRANSACTION?

>>WURTZ: WE DIDN'T ACTUALLY SELL THOSE LOANS, WE SECURITIZED THAT $3.2 BILLION POOL YOU REFERRED TO, AND WE SOLD SUBSTANTIAL PIECES OF THE SECURITIES OUT OF THAT, INCLUDING THE RESIDUAL OF THE MOST RISKY PORTION, AND WE CONTINUE TO MARKET THE REST OF IT, AND WE EXPECT TO ESSENTIALLY SELL ESSENTIALLY ALL OF THE SECURITIES, INCLUDING THE RISKIEST TRANCHES.

>>CALLER: OKAY.

>>KELLY: WELL, EVERYONE, THANK YOU VERY MUCH ON BEHALF OF THE FIRST UNION TEAM FOR YOUR QUESTIONS. WE'LL CONTINUE TO WORK HARD FOR YOU.

>>OPERATOR: THIS CONCLUDES TODAY'S CONFERENCE. THANK YOU FOR YOUR PARTICIPATION.